UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the year ended on December 31, 2022, presented on comparative basis.

Consolidated Financial Statements

For the financial year ended on

December 31, 2022, presented on comparative basis

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES40

3. SEGMENT REPORTING41

4. INCOME TAX44

5. FINANCIAL INSTRUMENTS46

6. FAIR VALUES47

7. TRANSFER OF FINANCIAL ASSETS51

8. NON CONTROLLING INTEREST51

9. LONG-TERM BENEFIT OBLIGATIONS52

10. CASH AND DUE FROM BANKS52

11. RELATED PARTY TRANSACTIONS53

12. FINANCE LEASES53

13. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT55

14. CONSIDERATIONS OF RESULTS59

15. COMMITMENTS AND CONTINGENCIES59

16. INSURANCE59

17. ASSET MANAGEMENT AND OTHER SERVICES60

18. ADDITIONAL INFORMATION REQUIRED BY THE BCRA61

19 FINANCIAL RISK FACTORS63

20 INTERNATIONAL FINANCING PROGRAMS70

21 ASSIGNMENT OF LOAN PORTFOLIO70

22 REPURCHASE OF TREASURY SHARES71

23 Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.71

24 OFFSETTING OF FINANCIAL ASSET AND LIABILITIES71

25 CURRENT/NON-CURRENT DISTINCTION72

26 ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES73

27 SUBSEQUENT EVENTS74

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS75

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED79

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING81

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING82

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT83

SCHEDULE G - INTANGIBLE ASSETS84

SCHEDULE H – CONCENTRATION OF DEPOSITS85

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS86

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY87

SCHEDULE R – LOAN LOSS RISK PROVISIONS88

SEPARATE STATEMENT OF FINANCIAL POSITION90

SEPARATE STATEMENT OF COMPREHENSIVE INCOME91

EARNING PER SHARE92

SEPARTE STATEMENT OF COMPREHENSIVE INCOME93

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY94

SEPARATE STATEMENT OF CASH FLOW96

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION97

2. FINANCIAL INSTRUMENTS110

3. FAIR VALUES110

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES112

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME113

6. RESTRICTED ASSETS115

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES115

8. Income tax – Deferred tax119

9. LOAN AND DEBT ESTIMATED TERMS120

10. CAPITAL STOCK121

11. FINANCIAL RISK FACTORS122

12. SUBSEQUENT EVENTS123

SCHEDULE A – OTHER DEBT SECURITIES124

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT125

SCHEDULE G - INTANGIBLE ASSETS126

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY127

INFORMATIVE REVIEW AS OF DECEMBER 31, 2022128

Consolidated Financial Statements

For the financial year ended on

December 31, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 47 started on January 1, 2022
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of December 31, 2022

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	12/31/2022	12/31/2021
Cash and due from banks	6 and 10	48,399,468	63,452,161
Cash		19,122,146	24,523,137
Financial institutions and correspondents		29,248,714	37,678,565
Argentine Central Bank		27,184,409	35,324,768
Other local and financial institutions		2,064,305	2,353,797
Others		28,608	1,250,459
Debt Securities at fair value through profit or loss	6, 10, 13.1 and A	17,677,976	43,779,394
Derivatives	13.2 and 6	295,555	432,164
Reverse Repo transactions	6 and 13.3	21,581,438	83,468,057
Other financial assets	6, 13.4 and 10	8,107,120	27,062,225
Loans and other financing	6,13.5 and B	233,726,401	297,567,571
To the non-financial public sector		277,702	44,292
To the financial sector		644,533	149,663
To the Non-Financial Private Sector and Foreign residents		232,804,166	297,373,616
Other debt securities	6, 13.6 and A	277,180,894	153,892,039
Financial assets pledged as collateral	6 and 13.7	14,468,665	16,635,209
Deferred income tax assets		976,073	1,714,745
Investments in equity instruments	6 and A	502,560	514,799
Property, plant and equipment	F	18,373,791	21,495,256
Investment property	F	16,903,052	16,943,351
Intangible assets	G	22,275,852	22,249,482
Deferred income tax assets		11,891,342	6,249,799
Other non-financial assets	13.8	5,008,839	4,793,663
Inventories	13.9	67,090	266,428
TOTAL ASSETS		697,436,116	760,516,343

The accompanying notes and schedules are an integral part of the Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2022	12/31/2021
LIABILITIES
Deposits	6, 13.10 and H	547,516,934	561,896,707
Non-financial public sector		27,843,116	22,352,551
Financial sector		101,430	76,162
Non-financial private sector and foreign residents		519,572,388	539,467,994
Liabilities at fair value through profit or loss	6 and 13.11	2,139,170	3,999,525
Other financial liabilities	6 and 13.12	18,105,482	46,322,290
Financing received from the Argentine Central Bank and other financial institutions	6 and 13.13	5,529,676	12,179,537
Unsubordinated debt securities	6	561,409	2,063,327
Provisions	13.14	1,691,656	1,779,769
Deferred income tax liabilities		182,038	120,258
Other non-financial liabilities	13.15	28,795,394	31,641,862
TOTAL LIABILITIES		604,521,759	660,003,275

SHAREHOLDERS' EQUITY
Capital stock		444,411	456,722
Paid in capital		84,849,949	84,849,949
Capital Adjustments		8,794,281	9,614,507
Own shares in portfolio		12,311	-
Comprehensive adjustment of shares in portfolio		820,226	-
Cost of treasury stock		(1,383,270)	-
Reserve		6,200,416	9,029,805
Retained earnings		(3,544,295)	(1,941,149)
Other comprehensive income		1,034,262	2,358,139
Net income for the period / year		(4,387,575)	(3,934,696)
Shareholders' Equity attributable to owners of the parent company		92,840,716	100,433,277
Shareholders' Equity attributable to non-controlling interests		73,641	79,791
TOTAL SHAREHOLDERS' EQUITY		92,914,357	100,513,068
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		697,436,116	760,516,343

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	Note
		12/31/2022	12/31/2021
Interest income	13.16	252,907,000	201,456,029
Interest expenses	13.17	(165,506,340)	(117,848,917)
Net interest income		87,400,660	83,607,112
Service fee income	13.19	30,339,068	32,462,798
Service fee expenses	13.20	(10,723,155)	(9,896,431)
Income from insurance activities	16	4,526,372	4,424,232
Net Service Fee Income		24,142,285	26,990,599
Subtotal		111,542,945	110,597,711
Net income from financial instruments (NIFFI) at fair value through profit or loss	13.18	19,082,195	19,732,349
Result from assets withdrawals rated at amortized cost		491,837	495,139
Exchange rate difference on gold and foreign currency		2,742,959	1,933,094
Subtotal		22,316,991	22,160,582
Other operating income	13.21	8,928,430	8,337,101
Result from exposure to changes in the purchasing power of the currency		(17,795,343)	(14,813,710)
Loan loss provisions		(13,440,269)	(18,283,050)
Net operating income		111,552,754	107,998,634
Personnel expenses	13.22	(53,892,546)	(49,850,151)
Administration expenses	13.23	(28,562,821)	(29,911,619)
Depreciations and impairment of non-financial assets	13.24	(10,098,597)	(8,233,781)
Other operating expenses	13.25	(26,629,705)	(23,075,453)
Operating income		(7,630,915)	(3,072,370)
(Loss) before taxes from continuing operations		(7,630,915)	(3,072,370)
Income tax		(3,238,505)	866,444
Net (loss) for the year		(4,392,410)	(3,938,814)
Net (loss) for the year attributable to owners of the parent company		(4,387,575)	(3,934,696)
Net (loss) for the year attributable to non-controlling interests		(4,835)	(4,118)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

As of December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
NUMERATOR
Net (loss) for the year attributable to owners of the parent company	(4,387,575)	(3,934,696)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	(4,387,575)	(3,934,696)

DENOMINATOR

Weighted average of ordinary shares	454,274	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	454,274	456,722

Basic Income per share	(9.66)	(8.62)
Diluted Income per share	(9.66)	(8.62)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
Net (loss) for the year	(4,392,410)	(3,938,814)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the year of property, plant and equipment and intangibles	(545,056)	(147,537)
Revaluations of property, plant and equipment and intangibles	(838,547)	(71,462)
Income tax	293,491	(76,075)
Net income from equity instrument at fair value through changes in other comprehensive income	(30,553)	8,891
Income for the year from equity instrument at fair value through other comprehensive income	(47,005)	7,694
Income tax	16,452	1,197
Total Other Comprehensive Income not to be reclassified to profit or loss	(575,609)	(138,646)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	61,052	789
Foreign currency translation differences for the year	61,052	789
(Loss) from financial instrument at fair value through changes in other comprehensive income	(816,671)	(58,995)
(Loss) for the year from financial instrument at fair value through other comprehensive income	(1,253,794)	(538)
Income tax	437,123	(58,457)
Total Other Comprehensive Income to be reclassified to profit or loss	(755,619)	(58,206)
Total Other Comprehensive Income	(1,331,228)	(196,852)
Other comprehensive income attributable to owners of the parent company	(1,329,856)	(196,624)
Other comprehensive income attributable to non-controlling interests	(1,372)	(228)
Total Comprehensive (Loss)	(5,723,638)	(4,135,666)
Total comprehensive (loss) attributable to owners of the parent company	(5,717,431)	(4,131,320)
Total comprehensive (loss) attributable to non-controlling interests	(6,207)	(4,346)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflaion adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	9,614,507	84,849,949	-	-	-	1,035,973	7,993,832	(5,875,845)	1,592,051	789	765,299	100,433,277	79,791	100,513,068
Withdrawals assets at fair value through other comprehensive income	-	-	-	-	-	-	-	-	(5,979)	-	-	5,979	-	-	-
Share premium in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	57	57
Consideration of results approved by the shareholders’ meeting on April 27, 2022:
Absorption of results	-	-	-	-	-	-	-	(2,337,529)	2,337,529	-	-	-	-	-	-
Dividend distribution								(491,860)					(491,860)	-	(491,860)
Acquisition of Treasury shares	(12,311)	(820,226)		12,311	820,226	(1,383,270)							(1,383,270)	-	(1,383,270)
Net loss for the year									(4,387,575)				(4,387,575)	(4,835)	(4,392,410)
Other comprehensive loss for the year										(544,498)	61,052	(846,410)	(1,329,856)	(1,372)	(1,331,228)
Balance at December 31, 2022	444,411	8,794,281	84,849,949	12,311	820,226	(1,383,270)	1,035,973	5,164,443	(7,931,870)	1,047,553	61,841	(75,132)	92,840,716	73,641	92,914,357

The accompanying notes and schedules are an integral part of the Consolidated Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	9,614,507	84,849,949	-	-	9,368,075	1,739,439	815,324	106,844,016	85,380	106,929,396
Impact of IFRS 9 Adjustments (See Note 1.1.4.c)	-	-	-	-	-	(1,276,800)	-	-	(1,276,800)	(1,243)	(1,278,043)
Balance at December 31, 2020	456,722	9,614,507	84,849,949	-	-	8,091,275	1,739,439	815,324	105,567,216	84,137	105,651,353
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	1,035,973	7,993,832	(9,029,805)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(1,002,619)	-	-	(1,002,619)	-	(1,002,619)
Net loss for the year	-	-	-	-	-	(3,934,696)	-	-	(3,934,696)	(4,118)	(3,938,814)
Other comprehensive income for the year	-	-	-	-	-	-	(147,388)	(49,236)	(196,624)	(228)	(196,852)
Balance at December 31, 2021	456,722	9,614,507	84,849,949	1,035,973	7,993,832	(5,875,845)	1,592,051	766,088	100,433,277	79,791	100,513,068

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) for the year before Income Tax	(7,630,915)	(3,072,370)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	10,098,597	8,233,781
Loan loss provisions	13,440,269	18,283,050
Other adjustments
-Exchange rate difference on gold and foreign currency	(2,742,959)	(1,933,094)
- Interests from loans and other financing	(252,907,000)	(201,456,029)
- Interests from deposits and financing received	165,506,340	117,848,917
-Net income from financial instruments at fair value through profit or loss	(19,082,195)	(19,732,349)
-Result from derecognition of financial assets measured at amortized cost	(491,837)	(495,139)
-Result from exposure to changes in the purchasing power of the currency	17,795,343	14,813,710
-Measurement at fair value of investment properties	803,858	859,077
-Interest on liabilities for financial leases	499,393	268,813
-Allowances reversed	(3,252,298)	(3,338,185)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	29,796,874	20,250,200
Derivatives	136,609	(8,934)
Reverse Repo transactions	61,886,619	(17,739,768)
Loans and other financing
To the non-financial public sector	(233,410)	24,892
To the other financial entities	(494,870)	(114,198)
To the non-financial sector and foreign residents (*)	306,835,849	200,624,801
Other debt securities	(123,288,855)	(32,565,533)
Financial assets pledged as collateral	2,166,544	(2,213,522)
Other assets (*)	15,580,303	(15,708,042)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	5,490,565	(908,438)
Financial sector	25,268	(92,655)
Private non-financial sector and foreign residents	(185,401,946)	(80,200,298)
Liabilities at fair value through profit or loss	(1,860,355)	(1,886,850)
Derivatives	-	(5,866)
Other liabilities (*)	(30,246,815)	20,627,288
Income Tax paid	(871,972)	(3,809,286)

Net cash (used in) / provided by operating activities (A)	1,557,004	16,553,973

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(8,361,635)	(10,018,271)
Purchase of liability or equity instruments issued by other entities	-	(172,767)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	1,313,902	812,363
Purchase of liability or equity instruments issued by other entities	12,239	-

Net cash used in investing activities (B)	(7,035,494)	(9,378,675)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(2,545,549)	(4,727,463)
Unsubordinated debt securities	(1,501,918)	(14,751,261)
Financing received from Argentine Financial Institutions	(174,581,930)	(68,042,551)
Subordinated debt securities	-	(3,353,253)
Dividend paid	(491,860)	(1,002,619)
Repurchase of own shares	(1,383,270)	-
Collections:
Unsubordinated debt securities	-	4,386,934
Financing received from Argentine Financial Institutions	167,932,069	63,017,532

Net cash used in financing activities (C)	(12,572,458)	(24,472,681)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	15,549,289	21,182,288

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(2,501,659)	3,884,905
Cash and cash equivalents at the beginning of the year (NOTE 10)	86,550,350	115,980,716
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(29,854,040)	(33,315,271)
Cash and cash equivalents at the end of the year (NOTE 10)	54,194,651	86,550,350

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities", 453,152 Assets taken in defense of credit and 3,054,273 rights of use of leased real estate were eliminated. , both corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañia Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A ., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on March 13, 2023.

1.1.	Preparation basis

These consolidated financial statements have been prepared in accordanse witht the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the temporary exception of the application of IFRS 9 “Financial Instruments” on debt instruments of the Non-Financial Public Sector and except as described in Note 1.1.4.c).

If IFRS 9 had been applied to debt instruments of the Non-Financial Public Sector, it would have registered in the Group's equity a net reduction of income tax of 178 million and 96 million as of December 31, 2022 and 2021, respectively.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements except for the changes in accounting standards described in Note 1.1.4.

The preparation of condensed consolidated financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of  December 31, 2022.

1.1.3Comparative information

The balances for the year ended December 31, 2021 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of  December 31, 2021  in order to record them in homogeneous currency.

Due to the application of point 5.5 of IFRS 9 in IUDÚ Compañía Financiera, explained in section note 1.1.4 referring to "Impairment of financial assets" for the purposes of presenting comparative information with that of the current year, it has been proceeded to :

(i) retroactively restate the figures of the Statement of Financial Position as of December 31, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021, and

(ii) retroactively restate the figures of the Income Statement, Statement of Other Comprehensive Income and Statement of Changes in Equity as of December 31, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021.

(iii) incorporate the effect of the application of point 5.5. of IFRS 9 for each period presented. See note 1.1.4

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on December 31, 2022:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The International Accounting Standards Board (“IASB”) has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the IASB added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The IASB has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

The adoption of this new standard had no impact on the Group's financial statements.

(b)Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

(c)	Impairment of financial assets

IUDÚ Compañía Financiera has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current year. Consequently, the adjustments to equity were made on January 1, 2021:

Provisions recorded in the Financial Statements as of 01/01/2021	(2,474,165)
Provisions in accordance with point 5.5 of IFRS 9 as of 01/01/2021	(4,176,543)
Variation ECL	(1,702,378)
Deferred tax	425,578
Adjustment to previous years	(1,276,800)

As of December 31, 2022, the Entity has opted for the application of the impairment of financial assets contained in point 5.5 of IFRS 9.

Using a prospective approach, the Group evaluates the expected credit losses (“PCE”) associated with financial assets measured at amortized cost or at fair value through other comprehensive income, the exposure derived from loan commitments and financial guarantee contracts with the scope established by BCRA Communication “A” 6847. This approach is detailed in note 1.2 to these financial statements.

The following sets forth changes that have not become in force as of December 31, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage year. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current year.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group evaluated that there will be no impact from the application of this standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative year presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative year for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group evaluated that there will be no impact from the application of this standard.

(d)	Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(e)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting year affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

The following describes the Group´s judgements and assumptions for ECL measurement:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.1 Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Personal and Business Banking

●	Portfolios between 31 and 90 days past due
●	The credit origination score has deteriorated by more than 30% with respect to the current performance score
●	Internal Behavior Score at client level below the cut-off point [1]

Corporate Banking

●	Portfolios between 31 and 90 days past due
●	Portfolios whose classification under Argentine Central Bank regulation is higher than 1
●	Probability of default higher than 30%.
●	Its rating deteriorated by more than two notes from its credit approval rating.

Consumer Finance

●	Portfolios between 31 and 90 days past due.

Sectoral Analysis

Considering that the internal impairment models are estimated with historical information, the risk of non-compliance of the companies is evaluated by type of activity based on the degree of affectation that they have due to the current economic situation, taking into account their characteristics, seasonality, and else.

Finally, the different industries are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

The risk rating matrix by activity is presented below, in which it can be seen that, on this occasion, activities with high and very high risks have not been detected:

RISK RATING BY INDUSTRY
Agriculture	Low	Utilities (Power generation)	Medium
Food and Drinks	Low	Utilities (Trans. And dist. of energy)	Medium
Financial	Low	Chemicals and plastics	Medium
Supermarkets	Low	Auto Parts/Dealers	Medium
Utilities (water and waste)	Low	Cargo transportation	Medium
Oil and mining	Low	Construction	Medium
Pharmaceutical	Low	Art.Home	Medium
IT/Communications	Low	Insurance	Medium
Cleaning	Low	Paper, cardboard, wood, glass	Medium
Oil Industry	Low	Dairy industry	Medium
Wine industry	Low	Private construction	Medium
Citrus Industry	Low	Iron and steel industry	Medium
Automotive terminals	Low	Machinery and equipment	Medium
SGR	Low	Professionals	Medium
Others	Low	Home Appliances (Product.)	Medium

1 High Income: Salary Plan Segment >=400, Open Market Segment >=700 and Retired Segment >=610

The rest: Salary Plan Segment >=500, Open Market Segment >=700 and Retired Segment >=610

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

RISK RATING BY INDUSTRY
Appliances (Commercial)	Medium
Health	Medium
Tourism and gastronomy	Medium
Passenger Transport	Medium
Refrigerators	Medium
Sugar Industry	Medium
Public Construction	Medium
Textile	Medium
Real Etate	Medium
Sports	Medium
Entertaiment	Medium

In case of presenting activities with high or very high risk, the days of arrears are exacerbated, therefore the stage changes.

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Refinancing
Other financings
	Loss Given Default (LGD)	Personal loans
Credit card loans
Overdrafts
Mortgage loans
Refinancing
Other financings
Corporate Banking	Probability of Default (PD) (2)	Small companies
Medium companies
Big companies
	Loss Given Default (LGD)	Financial Area
Secured loans
Unsecured loans
Digital Financial Services	Probability of Default	Credit cards loans
Refinancing
Cash loans
Cash consumptions and directed loans
IUDU Automobile Loans
Tarjeta Automatica Personal loans
	Loss Given Default	Credit cards
Personal loans
Refinancing
IUDU Automobile Loans

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business, former senior cityzens and former payroll
(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Businesses Banking

●	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

●	Financial instruments delinquent more than 90 days in past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

●	Rating C or D.

Consumer Finance

●	Financial instrument more than 90 days past due.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaultused for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default ( “LGD”).

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows::

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.3.3), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

●	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

●	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then discounted back to the reporting date and summed. The discount rate used inthe ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal modelsthat were adapted in order to be compliant with IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Forward-looking information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts for these economic variables (the "baseline economic scenario") are provided by the Group's Research team and provide the best estimated view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analyzes to understand the impact that changes in these variables have historically had on default rates and LGD components.

In addition to the base economic scenario, the Group's Research team also provides two possible scenarios together with scenario weights. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic situation that justifies a more frequent review.

As  of December 31, 2022 and 2021, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis,

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

taking into account the range of potential results of which each scenario is representative. The evaluation of credit risk significant increases is carried out by means of the utilization of DP lifetime in the base scenario and other scenarios, multiplied by the related analysis of each scenario, together with qualitative and quantitative and backstop indicators (See Note 1.2.1). The aforementioned is defined if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, therefore, whether to register a 12-month ECL or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of December 31, 2022 are as follows:

Parameter	Industry / Segment		Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
		Open Market	Exchange Rate	30.5%	19.4%	42.6%
			Private Sector Wage	74	81	66
		Income Payroll	Exchange Rate	30.5%	19.4%	42.6%
	Personal and Business Banking		Private Sector Wage	(9.0)%	2.3%	(19.0)%
			Exchange Rate	30.5%	19.4%	42.6%
Probability of Default		Senior Citizens	Private Sector Wage	74.4%	89.3%	59.6%
			Inflation Rate	91.0%	79.3%	103.4%
	Corporate Banking	All	Interest Rate	86.1%	77.5%	94.7%
			Monthly Economic Activity Estimator	144	150	138
			Private Sector Wage	(9.0)%	2.3%	(19.0)%
			Quantity of Private Sector Employment	74	81	66
	Digital Financial Services	IUDU	Loans	83%	91%	74%
		IUDU Automobile Loans	Monthly Economic Activity Estimator	144	150	138
			Exchange Rate	30.5%	19.4%	42.6%
	Supervielle Bank	All	Inflation Rate	91.0%	79.3%	103.4%
Loss Given Default		IUDU	Inflation Rate	91.0%	79.3%	103.4%
	Digital Financial Services		Interest Rate	86.1%	79.3%	94.7%
		IUDU Automobile Loans	Monthly Economic Activity Estimator	144.0	150.0	138.0
			Inflation Rate	91.0%	79.3%	103.4%

The following are estimations assigned to each scenario as of December 31, 2022:

Base scenario	60%
Optimistic scenario	20%
Pessimistic scenario	20%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2022 that would result from reasonably potential changes in    the following parameters:

December 31, 2022
Reported ECL Allowance	12,212,812
Gross carrying amount	245,939,213
Loss Rate	5.0%
Coverage Ratio	130.6%

ECL amount by scenarios	11,618,452
Favorable scenario	12,652,051
Unfavorable scenario

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Loss Rate by scenarios	4.72%
Favorable scenario	5.14%
Unfavorable scenario

Coverage Ratio per Scenario
Favorable Impact	124.23%
High Impact	135.3%

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	December 31, 2022			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	34,148,294	338,608	134,129	34,621,031
Documents	18,834,132	256,209	173,411	19,263,752
Mortgage loans	22,370,809	2,004,852	709,661	25,085,322
Pledge loans	6,272,346	1,266,879	405,197	7,944,422
Personal loans	29,555,460	6,148,950	2,583,516	38,287,926
Individuals and Business	29,555,460	6,148,950	2,583,516	38,287,926
Credit cards	100,611,395	9,616,296	2,354,959	112,582,650
Individuals and Business	100,611,395	9,616,296	2,354,959	112,582,650
Financial Lease	10,750,341	202,858	38,714	10,991,913
Others	66,214,007	2,453,357	2,970,196	71,637,560
Total	288,756,784	22,288,009	9,369,783	320,414,576

1.2.7 Collateral and other credit enhancements

Collateral is an instrument pledged as security for repayment of a loan, to be forfeited in the event of default. The Entity accepts collateral as security before a potential breach on behalf of a debtor occurs.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit-impaired  as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Overdrafts	173,411	129,221	44,190	-
Financial Lease	38,714	14,775	23,939	32,809
Documents	134,129	69,054	65,075	106,568
Mortgage loans	709,661	399,025	310,636	221,767
Personal loans	2,583,516	2,263,733	319,783	-
Pledge loans	405,197	292,372	112,825	112,825

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Credit cards	2,354,959	2,175,042	179,917	-
Other	2,970,196	916,900	2,053,296	2,053,295
Total	9,369,783	6,260,122	3,109,661	2,527,264

1.2.8 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2021	3,811,957	4,974,314	10,769,490	19,555,761
Transfers:
From Stage 1 to Etapa 2	(149,831)	930,556	-	780,725
From Stage 1 to Etapa 3	(24,667)	-	1,271,329	1,246,662
From Stage 2 to Etapa 3	-	(179,202)	852,277	673,075
From Stage 2 to Etapa 1	(4,539)	(1,293,359)	-	(1,297,898)
From Stage 3 to Etapa 2	-	(54,830)	(183,335)	(238,165)
From Stage 3 to Etapa 1	(58,052)	-	(144,059)	(202,111)
Additions	2,032,680	2,262,129	4,783,651	9,078,460
Disposals	(824,470)	(1,518,666)	(3,229,038)	(5,572,174)
Net changes	(475,960)	(335,379)	785,501	(25,838)
Withdrawn financial assets	(1,417,679)	(1,955,244)	(9,267,030)	(12,639,953)
Exchange Differences and Others	136,996	95,935	621,337	854,268
Allowances for loan losses as of 12/31/2022	3,026,435	2,926,254	6,260,123	12,212,812

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2021	277,291,962	23,956,176	15,884,951	317,133,089
Transfers:
From Stage 1 to Etapa 2	(4,339,851)	4,339,851	-	-
From Stage 1 to Etapa 3	(674,849)	-	674,849	-
From Stage 2 to Etapa 3	-	(530,731)	530,731	-
From Stage 2 to Etapa 1	3,616,758	(3,616,758)	-	-
From Stage 3 to Etapa 2	-	235,228	(235,228)	-
From Stage 3 to Etapa 1	210,929	-	(210,929)	-
Additions	130,836,311	8,708,725	2,894,580	142,439,616
Disposals	(70,170,490)	(4,378,611)	(2,388,699)	(76,937,800)
Net changes	(122,540,485)	(8,206,868)	791,501	(129,955,852)
Withdrawn financial assets	(1,417,679)	(1,955,244)	(9,267,030)	(12,639,953)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total
	Exchange Differences and Others	5,002,540	202,515		695,058	5,900,113
Assets Before Allowances as of 12/31/2022	217,815,146	18,754,283	9,369,784	245,939,213

	Assets Before Allowances			Total as of December 31, 2022
	Stage 1	Stage 2	Stage 3
Promissory notes	34,148,294	338,608	134,129	34,621,031
Unsecured corporate loans	39,685,295	350,203	1,325,496	41,360,994
Overdrafts	14,159,148	202,393	173,411	14,534,952
Mortgage loans	22,370,809	2,004,852	709,661	25,085,322
Automobile and other secured loans	6,272,346	1,266,879	405,197	7,944,422
Personal loans	29,555,460	6,148,950	2,583,516	38,287,926
Credit card loans	40,850,222	6,136,469	2,354,959	49,341,650
Foreign Trade Loans	12,897,902	1,849,831	1,480,395	16,228,128
Other financings	6,590,310	162,289	66,392	6,818,991
Other receivables from financial transactions	535,020	90,951	97,913	723,884
Receivables from financial leases	10,750,340	202,858	38,715	10,991,913
Subtotal	217,815,146	18,754,283	9,369,784	245,939,213
Allowances for loan losses	(3,026,435)	(2,926,254)	(6,260,123)	(12,212,812)
Total	214,788,711	15,828,029	3,109,661	233,726,401

1.2.9 Write-off policy

The Group derecognizes financial assets, in whole or in part, when it has exhausted all recovery efforts and has concluded that there are no reasonable expectations of recovery. Indicators that there is no reasonable expectation of recovery include (i) the cessation of foreclosure activity and (ii) when the Bank's recovery method is given by the foreclosure of the guarantee and the value of the guarantee is such that there is no reasonable expectation of full recovery.

The Group may derecognize financial assets that are still subject to execution activities. The contractual amounts pending collection of said derecognized assets during the year ended December 31, 2022 and 2021 amount to 7,865,775 and 15,387,785, respectively. The Group seeks to recover the amounts legally owed in full, but which have been partially written off the balance sheet because there is no reasonable expectation of full recovery.

	12.31.2022	12.31.2021

Balance at the beginning of the year	15,387,785	21,164,079
Additions	9,307,645	8,383,325
Disposals
Cash collection	(1,924,172)	(2,129,965)
Portfolio sales	(528,944)	(1,040,169)
Condonation	(7,258,715)	(3,150,702)
Exchange differences and other movements	(7,117,824)	(7,838,783)
Gross carrying amount	7,865,775	15,387,785

1.3.Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

1.4. Consolidation

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2022		12/31/2021
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	99.91%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2022		12/31/2021
				Direct	Direct and Indirect	Direct	Direct and Indirect
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 12/31/22 and 12/31/21

For the purposes of consolidation, financial statements corresponding to the year ended December 31, 2022 were used, which cover the same period of time with respect to the Group's financial statements.

The assets and liabilities and the results originated by operations between members of the Group that were not transferred to third parties were eliminated from the consolidated financial statements.

The non-controlling interest is that part of the net results and equity of a subsidiary attributable to interests that are not owned, directly or indirectly, by the Group. The non-controlling interest forms a separate component of the Group's equity.

In accordance with the provisions of IFRS 3, the acquisition method is the one used to account for the acquisition of subsidiaries. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date.

Goodwill is measured as the difference between the net amounts at the acquisition date of the identifiable assets acquired, the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree and the fair value of an interest in the acquiree prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities incurred by the acquirer with the previous owners of the acquiree and the equity interests issued by the acquirer. Transaction costs are recognized as expenses in the years in which the costs have been incurred and the services have been received, except for the transaction costs incurred to issue equity instruments that are deducted from equity and the transaction costs incurred to issue debt that is deducted from its book value.

1.5.	Associated

Associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes subsequent to the acquisition in the Group's participation in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group will cease to recognize its share of additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.6. Foreign currency translation

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of December 31, 2022 and 2021  the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.7.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

1.8.	Segment Reporting

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), and whose financial information is evaluated on a regular basis by the chief operating decision maker.

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for allocating resources and assessing the performance of operating segments; and
(ii)The Board, who is in charge of making strategic decisions of the Group.
1.9.	Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

At initial recognition, the Group measures a financial asset or liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

-	- When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds and, accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;
b)	the cash-flows characteristics of the financial asset

Business Model

The business model refers to the way in which the Group manages a set of financial assets to achieve a specific business objective. It represents the way in which the Group maintains the instruments for the generation of funds.

The business models that the group can follow are the following:

-	Hold the instruments until maturity;
-	Keep the instruments in portfolio for the collection of the flow of funds and, in turn, sell them if convenient; or
-	Maintain the instruments for their negotiation.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	the financial asset is held for collection of contractual cash flows, and

(b)	the assets’s cash flows represent solely payments of principal and interest.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective rate method), net of any impairment loss. The effective interest method uses the rate that allows discounting the future cash flows that are estimated to be received or paid in the life of the instrument or a shorter period, if appropriate, equaling the net book value. When applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)	the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)	the asset’s cash flows represent solely payments of principal and interest.

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

The fair value of these instruments was calculated using the quotes in force at the end of each fiscal year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties,

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the section “critical accounting policies and estimates”.

In addition, financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.
2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all of the risks and rewards. These transactions result in derecognition if the Group:
a.Has no obligation to make payments unless it collects amounts from the assets;
b.Is prohibited from selling or pledging the financial assets;
c.Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitutes a derecognition event.

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

-	Financial liabilities at fair value through profit or loss.
-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
-	Financial guarantee contracts and loan commitments.

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires (See note 1.26)

1.10.	Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognised as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group does not apply hedge accounting.

1.11.	Repo Transactions

Sale and repurchase agreements ("pass transactions"), which effectively provide the lender's return to the counterparty, are treated as collateralized financing transactions. Securities sold under such sale and repurchase agreements are not derecognized. Securities are not reclassified in the statement of financial position unless the transferee has the contractual or customary right to sell or replace the securities, in which case they are reclassified as repurchase accounts receivable. The corresponding liability is presented under Financing received from the B.C.R.A. and other Financial Institutions.

Securities purchased under resale agreements ("active repo operations"), which effectively provide the lender's return to the Group, are recorded as debts under the item Financing received from the B.C.R.A. and other Financial Institutions.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted for interest and dividends received by the counterparty or by the Group, as the case may be, make up the transaction premium, which is treated as interest income or expense and are accrued over the life of the repo agreements using the effective interest method.

1.12.	Leases

Group as lessor

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition, the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In turn, the Group applies IAS 36 for the application of identified losses

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Initial measurement

The Group uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses are recognized in income for the year.

See accounting policy related to those leases in which the Group acts as lessee in note 10 to these consolidated financial statements.

1.13.	Property, plant and equipment

a)	Basis of measurement used

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where Grupo Supervielle adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which Grupo Supervielle adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of property, plant and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Grupo Supervielle, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

b)	Depreciation methods used

Depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
land	not amortized
Work in progress	not amortized

The residual values of property, plant and equipment, the useful lives and the depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year or when there are indications of impairment.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The carrying amount of property, plant and equipment is immediately reduced to its recoverable amount when the carrying amount is greater than the estimated recoverable amount

c)	Result from sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective asset. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

d)	Buildings- Revaluation and historical cost

The following table reveals the following information related to the class of assets that have been accounted for at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under a cost model:

Class 12/31/2022	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Revaluation amortization	Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Tribunal de Tasaciones de la Nación	12/31/2022	7,943,284	(847,678)	7,095,606	(221,523)	5,126,668
	CM Ingeniería en Valuaciones
	Serinco
	Reporte Inmobiliario
TOTALES			7,943,284	(847,678)	7,095,606	(221,523)	5,126,668

Class 12/21/2021	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Revaluation amortization	Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Inmuebles	Tribunal de Tasaciones de la Nación	12/31/2021	7,735,140	208,144	7,943,284	(239,465)	5,126,668
	CM Ingeniería en Valuaciones
	Serinco
	Reporte Inmobiliario
TOTALES			7,735,140	208,144	7,943,284	(239,465)	5,126,668

The revaluation of the land and buildings owned by the entity shows a negative result of 847,678 as of December 31, 2022 and a positive result of  208,144 as of December 31, 2021, which added to its historical cost and net of depreciation of the revaluation yields a total of 9,869,816 and 10,932,916 for this asset class, as of December 31, 2022 and 2021, respectively.

In fiscal year 2022, the sum of $(838,547) is allocated to Other Comprehensive Income (OCI) and ($ 9,131) to results of the year .

Investment properties

Investment properties are composed of  buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert.

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Movements in investment properties for the year ended December 31, 2022 and 2021 were as follows:

	12/31/2022	12/31/2021
Income derived from rents (rents charged)	73,402	33,795
Direct operating expenses of properties that generated income derived from rents	(5,670)	(14,262)
Fair value remeasurement	(803,858)	(859,077)

The net result generated by the investment property as of December 31, 2022 and 2021 amounts to a loss of 736,126 and an income of 839,544 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.14.Intangible Assets

(a)	Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)	the cost of an acquisition, which is measured as the sum of the consideration transferred, valued at fair value at the acquisition date plus the amount of non-controlling interest; and
(ii)	the fair value of the identifiable assets acquired and the liabilities assumed of the acquiree.

Goodwill is included in the intangible assets item in the consolidated financial statement.

Goodwill is not amortized. The Group evaluates annually, or when there are signs of impairment, the recoverability of goodwill based on discounted future cash flows plus other information available at the date of preparation of the consolidated financial statements. Impairment losses, once recorded, are not reversed. Gains and losses on the sale of an entity include the balance of goodwill related to the entity sold.

Goodwill is assigned to cash-generating units for the purpose of performing recoverability tests. The allocation is made among those cash-generating units (or groups of units), identified according to the operating segment criteria, that benefit from the business combination from which the goodwill arose.

(b)	Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and implementation costs that are directly attributable to the design and testing of the identifiable and unique software that the Group controls are recognized as assets.

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

(c)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

Goodwill impairment

Goodwill is assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2022	12/31/2021
Supervielle Seguros S.A.	28,479	28,479
IUDU Compañía Financiera S.A.	-	717,333
Banco Regional de Cuyo S.A.	149,316	149,316
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	5,427,807	5,427,807
Micro Lending S.A.U.	4,273,695	4,273,695
Supervielle Agente de Neogiación S.A.U.	15,075	15,075
Dólar IOL S.A.U.	-	21,440
Otros	69,142	69,143
TOTAL	9,963,514	10,702,288

The recoverable amount of a cash generating unit is determined on the basis of its value in use. These method uses cash flow projections based on approved financial budgets covering a year of five years.

The key assumptions are related to marginal contribution margins. These were determined on the basis of historic performances, other external sources of information and the expectations of market development.

The discount rates used were 15% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2022	2023	2024	2025	2026	2027
Inflation (end of year)	95.0%	91.0%	60.6%	41.1%	35.6%	35.6%
Inflation (average)	72.4%	93.0%	73.3%	48.1%	37.6%	35.6%
Cost of funding (average)	53.2%	73.4%	52.4%	37.8%	33.2%	33.2%
Loan’s interest rate (average)	58.5%	87.7%	72.8%	52.8%	47.9%	47.9%

The goodwill values recorded as of December 31, 2022 and 2021, have been tested as of the date of the financial statements. As of December 31, 2022, adjustments have been determined for impairment in the goodwill of IUDU Compañía Financiera S.A. and Dollar IOL S.A.

The sensitivity analysis of the cash-generating units to which the goodwill was assigned was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on goodwill in the segment under these conditions.

1.15.Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to bring the inventories to  their current location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

The inventories’ net realizable values are reviewed and adjusted if carrying amount is greater than its net realizable value at the end of each reporting year.

The Group establishes an allowance for obsolete inventory and low turnover rate products at the end of each year.

1.16.Devaluation of non-financial assets

Assets with an indefinite useful life are not subject to amortization and are subjected to annual impairment tests. Unlike the previous assumption, those assets that are amortizable are subjected to impairment tests when events or circumstances occur that indicate that their book value may not be recovered or, minimally, on an annual basis.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the net amount that would be obtained from their sale or their value in use. For impairment test purposes, assets are grouped at the lowest level at which they generate identifiable cash flows (cash generating units). The book value of non-financial assets other than goodwill on which an impairment has been recorded is reviewed at each reporting date to verify possible impairment reversals.

1.17.Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.18.Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.19. Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the Group. Non-derivative financial liabilities are measured at amortized cost.

In the event that the Group repurchases its own debt, it is eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.20.Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) as a result of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of  past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 13.

1.21.Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.22.Employee benefits

The Group approved a long-term incentive plan for members of senior management and the Board of Directors, in which participants will be entitled to receive cash payments over time if certain performance targets are met.

In addition, provisions are made related to early retirement plans. The liability related to these plans and benefits is not expected to be canceled in the next 12 months. Therefore, they are measured at the present value of future cash flows expected to be made with respect to the services provided by employees until the end of the year using the unit credit method. The level of salaries, experience and severance, as well as years of service are taken into account. Expected future payments are discounted using the market rate at the end of the fiscal year corresponding to sovereign bonds with terms and currency that match the expected flows. Remeasurements as a result of experience and changes in actuarial premises are recognized in income.

Provisions for short-term benefits are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects current market conditions on the value of money and the specific risks for said obligation. obligation. The increase in the provision for the passage of time is recognized in the net financial results caption of the consolidated statement of comprehensive income.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting year are discounted to present value.

Non-financial accounts payable are accrued when the counterparty has complied with its obligations under the contract and are valued at amortized cost.

1.23.Debt Securities

Subordinated and unsubordinated Debt Securities issued by the Group are measured at amortized cost. Where the group buys back its own debt securities , such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

The detail of the programs is described in note 18.5.

1.24.Assets and liabilities derived from insurance contracts

The Group applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which the Group (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its term, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expired.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The insurance contracts offered by the Group include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

Total premiums are recognized on the date of issuance of the policy as an account receivable. At the same time, a reserve for unearned premiums representing premiums for risks that have not yet expired is recorded as a liability. Unearned premiums are recognized as income during the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment whenever events or circumstances indicate that the book value may not be recoverable. The impairment loss is recorded in the income statement.

Liabilities derived from insurance contracts

Debt with insured

The insurance claims reserves represent debts with insured people for claims reported to the company and an estimate of the claims that have already been incurred but that have not yet been reported to the company (IBNR). The reported claims are adjusted on the basis of technical reports received from independent appraisers.

Debts with reinsurers and co-insurers

The Group mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, the Group associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt the Group from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with insurance agents originated in the commissions for the insurance operations that they originate for the Group companies. The balances of the current accounts with these entities are also included.

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.25.Capital

The accounts included in this item are expressed in currency that has not contemplated the variation of the price index since February 2003, except for the "Capital Stock" item, which has been maintained at its nominal value.

Common shares are classified in equity and are recorded at face value.

As indicated in note 22 to the consolidated financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

1.26.Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle and Cordial Compañía Financiera, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle and Cordial Compañía Financiera, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 18.6.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Given the repurchase of treasury shares carried out by the Company, described in note 22, the Company has a restriction on the distribution of results and/or reversal of free reserves of $1,383,270 (figure expressed in thousands of $) equivalent to the cost of acquisition of own shares.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s Shareholders.

1.27.Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Statement of Income at the time the service is provided, as long as the Group does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services provided.

The income from the Group's services is recognized in the income statement in accordance with the fulfillment of performance obligations, thus deferring those income related to customer loyalty programs, which are provisioned based on the fair value of the point and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Below is a summary of the main commissions earned by the Group:

Commission	Frecuency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.10.

1.28.Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

●	the Group controls the timing on which temporary differences will be reversed; and
●	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis..

1.29.Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial isntruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group assesses expected credit losses (PCE) on a prospective credit risk basis associated with financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables , as well as the commitments and guarantees granted that are not measured at fair value, with the exception of debt instruments of the Non-Financial Public Sector that are temporarily excluded from the provisions regarding the impairment of financial assets, contained in point 5.5 of the IFRS 9.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the probability that the client will enter a state of default and that losses will result). for the Entity). The explanation of the inputs, assumptions and estimation techniques

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

used to measure ECLs is set forth in more detail in Note 1.2, including the key ECL sensitivities to changes in said elements.

It should be noted that, in applying the accounting requirements to measure PCE, significant judgments are necessary, such as:

●	determination of the criterion of significant increase in credit risk
●	establishment of the macroeconomic variables and relative weighting of the prospective scenarios for each portfolio segment and the associated PCE.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 3,000,000
-	"Small and Medium Size Companies", companies that record annual sales of over 3,000,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big Companies. Grandes companies that record annual sales of over 7,000,000

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-    Personal and Business Banking– Includes a wide range of financial products and services targeted to small companies, included in Entrepreneurs & SMSs, and high income people identified with so-called  Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioners.

b-    Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

c-    Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-    Digital Financial Services– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments

f-    Asset Management and Other Services – Includes MFs administered by Grupo Supervielle.  Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U. (renamed as “Portal Integral de Inversiones S.A.U.” with registration pending)  and InvertirOnline S.A.U ., IOL Holding S.A.,  Supervielle Asset Management S.A., Dólar IOL S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of  December 31, 2022 and 2021 respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Interest income	68,595,988	35,920,437	140,081,297	11,336,216	4,659	28,549	(3,060,146)	252,907,000
Interest expenses	(50,693,775)	(10,624,629)	(100,741,944)	(7,815,142)	-	-	4,369,150	(165,506,340)
Distribution of results by Treasury	16,496,028	(10,976,718)	(5,519,310)	-	-	-	-	-
Net interest income	34,398,241	14,319,090	33,820,043	3,521,074	4,659	28,549	1,309,004	87,400,660
Services Fee Income	20,028,687	2,213,741	174,848	4,408,561	-	4,107,451	(594,220)	30,339,068
Services Fee Expenses	(7,491,247)	(600,059)	(345,765)	(2,714,251)	-	(192,404)	620,571	(10,723,155)
Income from insurance activities	-	-	-	-	4,034,853	-	491,519	4,526,372
Net Service Fee Income	12,537,440	1,613,682	(170,917)	1,694,310	4,034,853	3,915,047	517,870	24,142,285
Subtotal	46,935,681	15,932,772	33,649,126	5,215,384	4,039,512	3,943,596	1,826,874	111,542,945
Net income from financial instruments at fair value through profit or loss	-	-	14,753,682	1,061,264	1,430,703	1,291,700	544,846	19,082,195
Income from withdrawal of assets rated at amortized cost	-	-	497,884	-	-	-	(6,047)	491,837
Exchange rate difference on gold and foreign currency	632,202	146,828	1,481,454	(33,944)	20	91,281	425,118	2,742,959
NIFFI And Exchange Rate Differences	632,202	146,828	16,733,020	1,027,320	1,430,723	1,382,981	963,917	22,316,991
Result from exposure to changes in the purchasing power of the currency	12,477,842	(5,988,253)	(19,465,843)	771,200	(1,931,871)	(1,083,663)	(2,574,755)	(17,795,343)
Other operating income	3,843,533	3,531,800	273,123	2,495,061	24,081	277,353	(1,516,521)	8,928,430
Loan loss provisions	(9,801,914)	(495,474)	289,955	(3,432,836)	-	-	-	(13,440,269)
Net operating income	54,087,344	13,127,673	31,479,381	6,076,129	3,562,445	4,520,267	(1,300,485)	111,552,754
Personnel expenses	(36,872,521)	(5,481,914)	(2,846,491)	(5,302,630)	(1,156,099)	(2,185,139)	(47,752)	(53,892,546)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Administration expenses	(20,593,305)	(1,768,577)	(1,370,603)	(3,598,531)	(811,520)	(926,851)	506,566	(28,562,821)
Depreciations and impairment of non-financial assets	(6,825,244)	(1,029,240)	(452,104)	(1,985,579)	(108,499)	(70,452)	372,521	(10,098,597)
Other operating expenses	(11,041,216)	(3,340,741)	(8,467,679)	(3,383,142)	(464)	(405,622)	9,159	(26,629,705)
Operating income	(21,244,942)	1,507,201	18,342,504	(8,193,753)	1,485,863	932,203	(459,991)	(7,630,915)
Result from associates and joint ventures	-	-	-	(10,674)	-	-	10,674	-
Result before taxes	(21,244,942)	1,507,201	18,342,504	(8,204,427)	1,485,863	932,203	(449,317)	(7,630,915)
Income tax	7,579,721	(98,749)	(6,720,426)	3,290,139	(609,876)	(449,535)	247,231	3,238,505
Net (loss) / income	(13,665,221)	1,408,452	11,622,078	(4,914,288)	875,987	482,668	(202,086)	(4,392,410)
Net (loss) / income for the year attributable to owners of the parent company	(13,665,221)	1,408,452	11,622,078	(4,914,288)	875,987	482,668	(197,251)	(4,387,575)
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	-	(4,835)	(4,835)
Other comprehensive (loss) / income	(153,179)	(54,007)	(1,132,901)	-	-	61,052	(52,193)	(1,331,228)
Other comprehensive (loss) / income attributable to owners of the parent company	(153,179)	(54,007)	(1,132,901)	-	-	61,052	(50,821)	(1,329,856)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(1,372)	(1,372)
Comprehensive (loss) / income for the year	(13,818,400)	1,354,445	10,489,177	(4,914,288)	875,987	543,720	(254,279)	(5,723,638)
Comprehensive (loss) / income attributable to owners of the parent company	(13,818,400)	1,354,445	10,489,177	(4,914,288)	875,987	543,720	(248,072)	(5,717,431)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(6,207)	(6,207)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Cash and due from banks	18.640.425	764.338	28.448.334	242.841	2.026	373.036	(71.532)	48.399.468
Debt securities at fair value through profit or loss	72.941	1.617.976	15.170.178	788.425	-	28.456	-	17.677.976
Loans and other financing	143.638.954	82.383.817	6.577.374	-	1.760.652	183.291	(817.687)	233.726.401
Other debt securities	-	-	273.636.149	-	1.153.033	196.924	2.194.788	277.180.894
Other Assets	15.972.688	5.171.074	64.649.415	14.174.153	2.154.301	2.113.267	16.216.479	120.451.377
Total Assets	178.325.008	89.937.205	388.481.450	15.205.419	5.070.012	2.894.974	17.522.048	697.436.116

Liabilities by segments
Deposits	245.102.232	63.585.543	235.204.842	3.990.771	-	69.842	(436.296)	547.516.934
Financing received from the Argentine Central Bank and others financial institutions	35.406	88	5.494.188	-	-	124.706	(124.712)	5.529.676
Unsubordinated debt securities	12.874	4.372	544.163	-	-	-	-	561.409
Other liabilities	18.799.427	3.879.023	5.374.178	1.822.691	2.125.228	1.036.225	17.876.968	50.913.740
Total Liabilities	263.949.939	67.469.026	246.617.371	5.813.462	2.125.228	1.230.773	17.315.960	604.521.759

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Interest income	59,843,799	37,890,661	91,382,841	15,443,757	2,770	14,985	(3,122,784)	201,456,029
Interest expenses	(31,627,176)	(5,920,482)	(75,986,668)	(7,468,618)	-	-	3,154,027	(117,848,917)
Distribution of results by Treasury	10,001,101	(17,873,258)	7,872,157	-	-	-	-	-
Net interest income	38,217,724	14,096,921	23,268,330	7,975,139	2,770	14,985	31,243	83,607,112
Services Fee Income	20,509,770	2,022,791	120,113	5,255,006	-	5,225,610	(670,492)	32,462,798
Services Fee Expenses	(6,710,656)	(662,829)	(331,415)	(2,233,900)	-	(269,870)	312,239	(9,896,431)
Income from insurance activities	-	-	-	-	3,848,954	-	575,278	4,424,232
Net Service Fee Income	13,799,114	1,359,962	(211,302)	3,021,106	3,848,954	4,955,740	217,025	26,990,599
Subtotal	52,016,838	15,456,883	23,057,028	10,996,245	3,851,724	4,970,725	248,268	110,597,711
Net income from financial instruments at fair value through profit or loss	-	-	16,785,880	713,660	1,119,260	831,954	281,595	19,732,349
Income from withdrawal of assets rated at amortized cost	-	-	541,174	-	-	-	(46,035)	495,139

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Exchange rate difference on gold and foreign currency	616,744	168,636	782,484	27,957	1,270	158,622	177,381	1,933,094
NIFFI And Exchange Rate Differences	616,744	168,636	18,109,538	741,617	1,120,530	990,576	412,941	22,160,582
Result from exposure to changes in the purchasing power of the currency	5,798,882	(3,614,991)	(12,812,481)	(685,386)	(1,394,082)	(881,377)	(1,224,275)	(14,813,710)
Other operating income	2,543,257	2,649,074	1,898,885	1,510,787	29,252	158,088	(452,242)	8,337,101
Loan loss provisions	(8,080,660)	(1,608,512)	(445,100)	(8,148,778)	-	-	-	(18,283,050)
Net operating income	52,895,061	13,051,090	29,807,870	4,414,485	3,607,424	5,238,012	(1,015,308)	107,998,634
Personnel expenses	(35,503,440)	(3,736,681)	(2,147,250)	(5,104,614)	(1,102,816)	(2,184,424)	(70,926)	(49,850,151)
Administration expenses	(21,573,090)	(1,561,632)	(1,521,346)	(3,426,778)	(958,441)	(1,249,978)	379,646	(29,911,619)
Depreciations and impairment of non-financial assets	(6,446,388)	(612,169)	(414,160)	(398,446)	(92,870)	(87,129)	(182,619)	(8,233,781)
Other operating expenses	(10,177,556)	(4,193,085)	(6,106,860)	(2,089,710)	(31,796)	(401,740)	(74,706)	(23,075,453)
Operating income	(20,805,413)	2,947,523	19,618,254	(6,605,063)	1,421,501	1,314,741	(963,913)	(3,072,370)
Result from associates and joint ventures	-	-	-	10,544	-	-	(10,544)	-
Result before taxes from continuing operations	(20,805,413)	2,947,523	19,618,254	(6,594,519)	1,421,501	1,314,741	(974,457)	(3,072,370)
Income tax	7,248,315	(989,201)	(6,722,451)	569,821	(369,795)	(480,323)	(122,810)	(866,444)
Net (loss) / income	(13,557,098)	1,958,322	12,895,803	(6,024,698)	1,051,706	834,418	(1,097,267)	(3,938,814)
Net (loss) / income for the year attributable to owners of the parent company	(13,557,098)	1,958,322	12,895,803	(6,024,698)	1,051,706	834,418	(1,093,149)	(3,934,696)
Net (loss) / income for the year attributable to non-controlling interest	-	-	-	-	-	-	(4,118)	(4,118)
Other comprehensive (loss) / income	(77,407)	(47,952)	(96,542)	-	(2,279)	789	26,539	(196,852)
Other comprehensive (loss) / income attributable to owners of the parent company	(77,407)	(47,952)	(96,542)	-	(2,279)	789	26,767	(196,624)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(228)	(228)
Comprehensive (loss) / income for the year	(13,634,505)	1,910,370	12,799,261	(6,024,698)	1,049,427	835,207	(1,070,728)	(4,135,666)
Comprehensive (loss) / income attributable to owners of the parent company	(13,634,505)	1,910,370	12,799,261	(6,024,698)	1,049,427	835,207	(1,066,382)	(4,131,320)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(4,346)	(4,346)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021

Cash and due from banks	23,591,677	1,075,554	36,471,305	1,426,096	8,220	510,409	368,900	63,452,161
Debt securities at fair value through profit or loss	-	-	42,189,461	1,585,480	-	4,453	-	43,779,394
Loans and other financing	148,658,868	121,086,352	14,900,652	21,821,054	1,683,685	198,080	(10,781,120)	297,567,571
Other debt securities	-	-	151,577,637	-	1,506,530	30	807,842	153,892,039
Other Assets	21,235,268	9,932,302	121,247,530	9,953,369	3,031,999	2,842,817	33,581,893	201,825,178
Total Assets	193,485,813	132,094,208	366,386,585	34,785,999	6,230,434	3,555,789	23,977,515	760,516,343

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Digital Financial Services	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Deposits	270,137,000	60,528,871	219,175,414	13,096,135	-	147,603	(1,188,316)	561,896,707
Financing received from the Argentine Central Bank and others financial institutions	29,895	-	11,417,648	10,334,832	-	-	(9,602,838)	12,179,537
Unsubordinated debt securities	26,285	16,287	2,020,751	-	-	-	4	2,063,327
Other liabilities	27,698,344	8,389,824	20,723,984	7,137,444	3,101,869	1,393,130	15,419,109	83,863,704
Total Liabilities	297,891,524	68,934,982	253,337,797	30,568,411	3,101,869	1,540,733	4,627,959	660,003,275

4.	INCOME TAX

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3 year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. Subsequently, and for the years beginning on or after.

January 1, 2021, the allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal year the Group has computed the entire inflation adjustment calculated for this year.

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal year 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1, 2021, inclusive.

The new Tax rates are:

• Up to $5,000,000 of the accumulated taxable net profit: they will pay a tax of 25%;

• More than $5,000,000 and up to $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $1,250,000 plus a tax 30% rate on the excess of $5,000,000.

• More than $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $14,750,000 plus a tax 35% rate on the excess of $50,000,000.

The amounts provided above will be adjusted annually as of January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October year prior to the adjustment, with respect to the same month of the previous year.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

The following is a reconciliation between the income tax charged to income as of December 31, 2022 and 2021, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2022	12/31/2021
Income before taxes	(7,630,915)	(3,072,370)
Tax rate	34%	35%
Income for the year at tax rate	(2,621,594)	(1,075,330)
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	(187,991)	(562,465)
Tax inflation adjustment	(2,186,159)	1,446,898
Income tax return	34,862	134,427
Effect of tax rate change on deferred tax	1,712,569	307,179
Non-deductible results	9,808	615,735
Income tax	(3,238,505)	866,444
Variation of deferred tax	4,858,178	(9,771,927)
Inflation adjustment	(71,671)	(323,018)
Difference between DDJJ and income tax provision	(652,570)	3,159,016
Others	(40,237)	435,348
(Loss) / Income tax payable	855,195	(5,634,137)

Deferred tax assets / (liabilities) are summarized as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Balance at 12/31/2021	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2022
Shelters	377,979	(233,809)	-	144,170
Organization and development expenses	(1,183,069)	(112,855)	-	(1,295,924)
Intangible assets	(2,559,384)	63,842	-	(2,495,542)
Retirement plans	(174,529)	204,208	428,094	457,773
Others	(19,822)	8,689	-	(11,133)
Forecasts of eventual commitments	31,486	(14,265)	-	17,221
Loan Loss Reserves	4,654,881	(2,902,167)	-	1,752,714
Property, plant and equipment	(7,938,759)	4,881,307	293,491	(2,763,961)
Shareholding	(705)	(11,368)	-	(12,073)
Foreign Currency	(101,579)	-	-	(101,579)
Sale and replacement	105,042	-	-	105,042
Provisions	539,817	(57,395)	-	482,422
Loan origination costs	2,758	-	-	2,758
Right to use leased assets	926,033	(377,071)	-	548,962
Staff rewards	32,733	18,775	-	51,508
Inflation adjustment credit	3,839,317	(1,020,424)	-	2,818,893
Losses	7,597,342	4,410,711	-	12,008,053
Total	6,129,541	4,858,178	721,585	11,709,304

The net position of the deferred tax is as follows:

12/31/2021
Deferred taxes to be recovered in more than 12 months	13,079,876
Deferred taxes to be recovered in 12 months	2,203,863
Subtotal – Deferred tax assets	15,283,739
Deferred taxes to be paid in more than 12 months	(4,203,055)
Deferred taxes to be paid in 12 months	628,620
Subtotal – Deferred tax liabilities	(3,574,435)
Total Net Assets by deferred Tax	11,709,304

According to the analysis carried out by Grupo Supervielle, it is considered that the assets detailed above meet the requirements to consider them recoverable.

5.	FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2022 and 2021:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2022	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	48,399,468	-	48,399,468
- Debt securities at fair value through profit or loss	17,677,976	-	-	17,677,976
- Derivatives	295,555	-	-	295,555
- Reverse Repo transactions	-	21,581,438	-	21,581,438
- Other financial assets	5,962,142	2,144,978	-	8,107,120
- Loans and other financing	-	233,726,401	-	233,726,401
- Other debt securities	209,735,714	67,445,180	-	277,180,894
- Financial assets pledged as collateral	14,381,760	86,905	-	14,468,665
- Investments in Equity Instruments	268,960	-	233,600	502,560
Total Assets	248,322,107	373,384,370	233,600	621,940,077
Liabilities
- Deposits	-	547,516,934	-	547,516,934
- Liabilities at fair value through profit or loss	2,139,170	-	-	2,139,170
- Other financial liabilities	17,813,339	292,143	-	18,105,482
- Financing received from the Argentine Central Bank and other financial institutions	-	5,529,676	-	5,529,676
-Subordinated debt securities	-	561,409	-	561,409
Total Liabilities	19,952,509	553,900,162	-	573,852,671

Financial Instruments as of 12/31/2021	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	63,452,161	-	63,452,161
- Debt securities at fair value through profit or loss	43,779,394	-	-	43,779,394
- Derivatives	432,164	-	-	432,164
- Reverse Repo transactions	-	83,468,057	-	83,468,057
- Other financial assets	24,112,684	2,949,541	-	27,062,225
- Loans and other financing	-	297,567,571	-	297,567,571
- Other debt securities	-	16,185,613	137,706,426	153,892,039
- Financial assets pledged as collateral	15,749,311	885,898	-	16,635,209
- Investments in Equity Instruments	305,850	-	208,949	514,799
Total Assets	84,379,403	464,508,841	137,915,375	686,803,619
Liabilities
- Deposits	-	561,896,707	-	561,896,707
- Liabilities at fair value through profit or loss	3,999,525	-	-	3,999,525
- Other financial liabilities	44,823,532	1,498,758	-	46,322,290
- Financing received from the Argentine Central Bank and other financial institutions	-	12,179,537	-	12,179,537
-Subordinated debt securities	-	2,063,327	-	2,063,327
Total Liabilities	48,823,057	577,638,329	-	626,461,386

6.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that Grupo Supervielle is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly affected by the assumptions used.Grupo Supervielle classifies fair values of financial instruments in a three level hierarchy according to the reliability of the inputs used to determine them.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quoted

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

price is available and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be included in Level 2.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on Grupo Supervielle’s specific estimates. If all significant inputs required to determine fair value a financial instrument are observable, such instrument is included in level 2. If the inputs used to determine the price are not observable, the instrument will be included in Level 3.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

Grupo Supervielle’s financial instruments measured at fair value as of December 31, 2022 and 2021 are detailed below:

Instrument portfolio as of 12/31/2022	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	17,652,323	25,653	-
- Derivatives	295,555	-	-
- Other financial assets	5,962,142	-	-
- Other debt securities	7,594,303	202,141,411	-
- Financial assets pledged as collateral	14,381,760	-	-
- Investments in Equity Instruments	268,960	-	233,600
Total Assets	46,155,043	202,167,064	233,600
Liabilities
- Liabilities at fair value through profit or loss	2,139,170	-	-
- Other financial liabilities	17,813,339	-	-
Total Liabilities	19,952,509	-	-

Instrument portfolio as of 12/31/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	43,172,578	606,816	-
- Derivatives	432,164	-	-
- Other financial assets	24,112,684	-	-
- Other debt securities	26,112,213	111,594,213	-
- Financial assets pledged as collateral	15,749,311	-	-
- Investments in Equity Instruments	305,850	-	208,949
Total Assets	109,884,800	112,201,029	208,949
Liabilities
- Liabilities at fair value through profit or loss	3,999,525	-	-
- Other financial liabilities	44,823,532	-	-
Total Liabilities	48,823,057	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2021	Transfers	Additions	Disposals	P/L	12/31/2022
Assets
- Debt securities at fair value through profit or loss	208,949	-	86,272	(14,645)	(46,976)	233,600

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of December 31, 2022, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of  December 31, 2022 and 2021  :

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	48,399,468	48,399,468	48,399,468	-	-
-Other financial assets	2,144,978	2,144,978	2,144,978	-
-Loans and other financing	233,726,401	234,513,127	-	-	234,513,127
- Repo transactions	21,581,438	21,581,438	21,581,438	-	-
- Other Debt Securities	67,445,180	68,791,193	39,282,493	29,508,700	-
-Financial assets in as guarantee	86,905	86,905	86,905	-	-
	373,384,370	375,517,109	111,495,282	29,508,700	234,513,127
Financial Liabilities
-Deposits	547,516,934	562,018,078	-	-	562,018,078
- Other financial liabilities	292,143	292,143	292,143	-	-
-Financing received from the BCRA and other financial institutions	5,529,676	8,681,274	-	-	8,681,274
- Unsubordinated debt securities	561,409	561,409	561,409	-	-
	553,900,162	571,552,904	853,552	-	570,699,352

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	63,452,161	63,452,161	63,452,161	-	-
-Other financial assets	2,949,541	2,949,541	2,949,541	-
-Loans and other financing	297,567,571	333,596,557	-	-	333,596,557
- Repo transactions	83,468,057	83,468,057	83,468,057
- Other Debt Securities	16,185,613	16,185,613	16,185,613	-	-
-Financial assets pledged as collateral	885,898	885,898	885,898	-	-
	464,508,841	500,537,827	166,941,270	-	333,596,557
Financial Liabilities
-Deposits	561,896,707	564,592,300	-	-	564,592,300
-Other financial liabilities	1,498,758	1,498,758	1,498,758	-	-
-Finances received from the BCRA and other financial institutions	12,179,537	12,895,022	-	-	12,895,022
- Unsubordinated debt securities	2,063,327	2,063,327	2,063,327	-	-
	577,638,329	581,049,407	3,562,085	-	577,487,322

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value throughin profit or loss as of December 31, 2022 and 2021:

Detalle	12/31/2022	12/31/2021
Grupo Financiero Galicia SA.	5,026	31,699
Pampa Holding S.A.	46,531	48,116
Loma Negra S.A.	33,016	31,334
YPF SA.	45,592	18,755
Ternium Argentina S.A.	13,738	65,160
Aluar S.A.	54,284	35,337
Transener S.A.	5,564	14,200
Otros	65,209	61,249
Total	268,960	305,850

The following are the equity instruments measured at Fair Value through in Other Comprehensive Income as of December 31, 2022 and 2021:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Detail	12/31/2022	12/31/2021
Mercado Abierto Electrónico S.A.	92,496	89,112
Play Digital S.A.	87,991	71,989
Seguro de Depósitos S.A	10,644	13,701
Compensador Electrónica S.A.	32,688	22,072
Provincanje S.A.	7,253	8,627
Cuyo Aval Sociedad de Garantía Recíproca	1,873	2,715
Argencontrol S.A.	324	306
IEBA S.A.	61	119
Otras Sociedades de Garantía Recíproca	270	308
Total	233,600	208,949

Detail	Fair value 12/31/2021	Additions	Disposals	Income through OCI	Fair value 12/31/2022
Mercado Abierto Electrónico S.A.	89,112	-	-	3,384	92,496
Play Digital S.A.	71,989	86,272	(14,645)	(55,625)	87,991
Seguro de Depósitos S.A.	13,701	-	-	(3,057)	10,644
Compensadora Electrónica S.A.	22,072	-	-	10,616	32,688
Provincanje S.A.	8,627	-	-	(1,374)	7,253
Cuyo Aval Sociedad de Garantía Recíproca	2,715	-	-	(842)	1,873
Argencontrol S.A.	306	-	-	18	324
IEBA S.A.	119	-	-	(58)	61
Otras Sociedades de Garantía Recíproca	308	-	-	(38)	270
Swift (*)	60	-	-	(29)	31
Total	209,009	86,272	(14,645)	(47,005)	233,631

(*) The participation in Swift is recorded in the caption Other debt securities.

7.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers a financial asset under an agreement that meets the requirements to derecognize said asset but still has the management right in exchange for a commission, the asset or liability is recognized for the commission established in the contract.

When derecognition of the financial asset, the difference between the book value and the value received in exchange is charged to results.

As of December 31, 2022, the Group did not transfer financial assets.

Transfers that do not meet the requirements to write off the transferred financial assets

The following is a detail of the financial assets transferred by the Group that continue to be recognized in its consolidated financial statements as of December 31, 2022 and 2021:

	As of December 31, 2022		As of December 31, 2021
	Book value of assets	Book value of associated liabilities	Book value of assets	Book value of associated liabilities
Personal loans assigned to financial trusts	-	-	1,693,623	925,645

The Group may sell, on certain occasions, a portfolio with significant arrears without recourse to the buyer. In these cases, the Group does not retain any substantial risk or benefit on the assigned portfolio, and therefore it qualifies for derecognition.

8.	NON CONTROLLING INTEREST

The movements in the Group's significant non-controlled interests as of December 31, 2022 and 2021, were as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
Balance at the beginning	79.791	85.380
AREA	-	(1.243)
Share premium in subsidiaries	57	-
Participation in profit for the year	(4.835)	(4.118)
Participation in OCI for the year	(1.372)	(228)
Balance at closing	73.641	79.791

9.	LONG-TERM BENEFIT OBLIGATIONS

As of December 31, 2022 and 2021, the balances recorded for long-term benefits amounted to 2,383,462 and 3,057,602, respectively. The amount for the year recognized as an expense in respect of staff retirement benefits as of December 31, 2022 and 2021 was 1,672,716 and 972,190, respectively.

The evolution during the exercises is detailed below:

	12/31/2022	12/31/2021
Balance at the beginning	3,057,602	3,371,032
Discharges from the exercise	2,403,775	3,341,274
Benefits paid to participants	(3,077,915)	(3,654,704)
Balance at closing	2,383,462	3,057,602

10.	CASH AND DUE FROM BANKS

The cash and bank deposits item includes available cash, freely available deposits in local banks and foreign correspondent banks, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and bank deposits are recorded at their amortized cost, which approximates their fair value.

The cash equivalent is made up of highly liquid short-term government securities, with original maturities of three months or less, measured at fair value.

The composition of the cash on each of the indicated dates is detailed below:

Item	12/31/2022	12/31/2021	12/31/2020
Cash and due from banks	48,399,468	63,452,161	107,832,921
Debt securities at fair value through profit or loss	5,610,509	20,265,790	5,494,144
Money Market Funds	184,674	2,832,399	2,653,651
Cash and cash equivalents	54,194,651	86,550,350	115,980,716

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	12/31/2022	12/31/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	48,399,468	63,452,161	107,832,921
As per the Statement of Cash Flows	48,399,468	63,452,161	107,832,921
Debt securities at fair value through profit or loss
As per Statement of Financial Position	17,677,976	43,779,394	29,025,765
Securities not considered as cash equivalents	(12,067,467)	(23,513,604)	(23,531,621)
As per the Statement of Cash Flows	5,610,509	20,265,790	5,494,144
Money Market Funds
As per Statement of Financial Position – Other financial assets	8,107,120	27,062,225	12,596,988
Other financial assets not considered as cash	(7,922,446)	(24,229,826)	(9,943,337)
As per the Statement of Cash Flow	184,674	2,832,399	2,653,651

Reconciliation of financing activities at December 31, 2022 is as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Balances at 12/31/2021	Cash Flows		Other non-cash movements	Balances at 12/31/2022
		Collections	Payments
Unsubordinated debt securities	2,063,327	-	(1,501,918)	-	561,409
Financing received from the Argentine Central Bank and other financial institutions	12,179,537	167,932,069	(174,581,930)	-	5,529,676
Lease Liabilities	2,645,808	-	(2,545,549)	1,468,203	1,568,462
Total	16,888,672	167,932,069	(178,629,397)	1,468,203	7,659,547

11.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, , Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 31, 2022 and 2021 amounts to the 35,12%

Remuneration of key personnel

The remuneration received by the key personnel of the Group as of December 31, 2022 and 2021 amounts to 1,279.0 million and 1,373.5  million respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

The following table presents the aggregate amounts of total consolidated financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
Aggregate total financial exposure	673,747	476,728
Number of recipient related parties	80	79
(a) Individuals	70	69
(b) Companies	10	10
Average total financial exposure	8,422	6,035
Single largest exposure	358,255	446,417

12.	FINANCE LEASES

12.1 The Group as lessee

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(i)	The following table shows the carrying amount in the statement of financial position:

	12/31/2022	12/31/2021
Right-of-use asset
Land and buildings	5,424,368	6,163,928
Lease liability
Current	960,674	1,604,291
Non-current	607,788	1,041,517
Total	1,568,462	2,645,808

(ii)	The following table shows the amounts charged in the income statement:

Items	12/31/2022
Right-of-use assets – Depreciation	1,914,585
Interest expenses on lease liabilities (Other operating expenses)	499,393

(iii)	Lease activities:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 3 years, but may have extension options as described in (iv) below.

Contracts may contain lease components or not. The Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

Assets and liabilities arising from leases are initially measured based on the present value.

Lease liabilities include the net present value of the following lease payments:

●fixed payments (including fixed payments in substance), less any incentives receivable;
●variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●amounts expected to be payable by the Group under residual value guarantees;
●the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

●whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.
●uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●makes specific adjustments for the lease, for example, term, currency and guarantee.

The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The right-of-use assets are measured at cost comprising the following:

●the amount of the initial measurement of the lease liability;
●any lease payment made at or before the commencement date, less any lease incentives received;
●any initial direct costs, and
●an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contains a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

12.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2022 and 2021:

Financial Lease Receivables	12/31/2022	12/31/2021
Up to 1 year	7,670,806	6,856,845
More than a year up to two years	6,865,284	5,763,027
From two to three years	4,676,715	4,381,479
From three to five years	2,805,005	2,656,452
More than five years	204,987	28,987
Total	22,222,797	19,686,790
Unearned financial income	(11,533,816)	(8,005,394)
Net investment in the lease	10,688,981	11,681,396

Operating Lease Receivables	12/31/2022	12/31/2021
Up to 1 year	55,908	27,151
More than a year up to two years	74,929	17,925
From two to three years	27,138	-
Total	157,975	45,076

The balance of allowance for loan losses related to finance leases amounts to 90,056 and 314,852 as of December 31, 2022 and 2021

13.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

13.1 Debt securities at fair value through profit or loss	12/31/2022	12/31/2021
Goverment securities	15,745,113	37,147,436
Corporate securities	1,932,863	5,899,586
Securities issued by the Argentine Central Bank	-	732,372
	17,677,976	43,779,394
13.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	206,807	417,814

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Debtor balances related to forward operations in foreign currency	55,699	14,350
Sales options	33,049	-
	295,555	432,164
13.3 Repo Trasactions
Financial debtors from cash sales to be settled and active repos	36,119	15,291
Financial debtors for active repos of government securities	671,731	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	20,791,233	83,173,179
Accrued interest receivable for active repos	82,355	279,587
	21,581,438	83,468,057
13.4 Other financial assets
Participation Certificates in Financial Trusts	158,401	167,559
Investments in Asset Management and Other Services	2,164,184	4,019,952
Other investments	1,030,662	1,010,815
Receivable from spot sales peading settlament	2,395,315	19,210,706
Several debtors	2,340,582	1,470,490
Miscellaneous debtors for credit card operations	167,101	1,257,067
Miscellaneous debtors for collections	-	97,456
Allowances	(149,125)	(171,820)
	8,107,120	27,062,225
13.5 Loans and other financing
Non‑financial public sector	277,702	44,292
Financial sector	644,533	149,663
Loans	650,069	199,920
Less: allowances	(5,536)	(50,257)
Non‑financial private sector and foreign residents:	232,804,166	297,373,616
Loans	232,197,794	301,803,850
Overdrafts	14,093,603	9,803,438
Promissory notes	75,246,060	105,269,873
Mortgage loans	3,009,538	6,297,066
Automobile and other secured loans	7,247,012	6,792,160
Personal loans	36,097,774	56,039,737
Credit card loans	49,510,500	59,841,072
Foreign trade loans and U$S loans	11,138,392	21,138,237
Others	8,802,632	11,389,019
Interest and price differences accrued receivable	31,039,786	38,319,688
(documented interests)	(4,115,984)	(11,559,092)
IFRS adjustments	128,481	(1,527,348)
Receivables from financial leases	10,779,037	11,996,249
Others	2,034,611	3,088,777
Less: allowances	(12,207,276)	(19,515,260)
	233,726,401	297,567,571

13.6 Other debt securities
Debt securities	5,658,969	429,519
Goverment securities	44,402,281	42,311,895
Securities issued by the Argentine Central Bank	227,158,416	111,153,464
Others	48	94
Allowance	(38,820)	(2,933)
	277,180,894	153,892,039
13.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	10,294,615	12,691,876
Deposits in guarantee	4,174,050	3,943,333
	14,468,665	16,635,209
13.8 Other non-financial assets
Other Miscellaneous assets	2,470,942	2,443,232
Loans to employees	860,120	451,902
Payments in advance	1,333,131	1,539,541
Works of art and collector's pieces	82,705	95,096
Retirement insurance	124,568	135,710
Other non-financial assets	137,373	128,182
	5,008,839	4,793,663

13.9 Inventories
Electronics	67,090	271,602
Allowances for impairment	-	(5,174)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	67,090	266,428

13.10 Deposits
Non-financial sector	27,843,116	22,352,551
Financial sector	101,430	76,162
Current accounts	50,574,131	61,528,491
Savings accounts	178,835,829	185,320,855
special checking accounts	92,352,645	120,134,606
Fixed term and term investments	150,744,921	152,218,705
Investment accounts	32,377,668	7,395,481
Others	6,326,426	8,570,284
Interest and Adjustments	8,360,768	4,299,572
	547,516,934	561,896,707
13.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	1,270,093	2,657,571
Liabilities for transactions in foreign currency	869,077	1,341,954
	2,139,170	3,999,525

13.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	2,062,722	25,036,289
Collections and other operations on behalf of third parties	14,386,907	17,519,228
Fees accrued to pay	3,680	13,304
Financial guarantee contracts	24,402	27,661
Liabilities associated with the transfer of financial assets not derecognised	-	1,074,393
Lease liability	1,568,462	2,645,808
Others	59,309	5,607
	18,105,482	46,322,290
13.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	3,819,232	2,017,925
Financing received from international institutions	1,710,444	10,161,612
	5,529,676	12,179,537
13.14 Provisions
Provisions for unutilized balances	1,148,983	1,258,612
Eventual commitments	455,424	404,901
Other contingencies	87,249	116,256
	1,691,656	1,779,769
13.15 Other non-financial liabilities
Payroll and social securities	11,318,832	12,182,997
Sundry creditors	9,206,832	11,454,863
Tax payable	7,085,989	6,739,675
Planned payment orders pending settlement	748,064	785,876
Revenue from contracts with customers (1)	328,012	357,894
Contribution to the deposit guarantee fund	65,671	77,724
Others non- financial liabilities	41,994	42,833
	28,795,394	31,641,862

	12/31/2022	12/31/2021
13.16 Interest income
Interest on overdrafts	7,537,097	6,103,082
Interest on promissory notes	20,561,099	21,806,714
Interest on personal loans	29,590,308	37,793,670
Interest on promissory notes	16,284,814	13,476,675
Interest on credit card loans	14,730,148	11,546,621
Interest on mortgage loans	18,113,794	13,757,961
Interest on automobile and other secured loan	4,213,953	3,016,404
Interest on foreign trade loans and USD loans	1,287,776	2,422,345
Interest on financial leases	4,580,097	3,080,042
Interest on public and private securities measured at amortized cost	125,315,985	53,904,404
Others	10,691,929	34,548,111
	252,907,000	201,456,029
13.17 Interest Expenses
Interest on current accounts deposits	67,816,547	41,178,718

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
Interest on time deposits	94,781,418	73,231,650
Interest on other liabilities from financial transactions	1,274,421	2,693,800
Interest on financing from the financial sector	1,077,969	356,083
Others	555,985	388,666
	165,506,340	117,848,917
13.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	17,358,163	15,964,479
Income from securities issued by the Argentine Central Bank	1,060,836	680,885
Derivatives	663,196	3,086,985
	19,082,195	19,732,349
13.19 Service Fees Income
Commissions from deposit accounts	12,250,189	12,655,097
Commissions from credit and debit cards	9,546,677	9,714,193
Commissions from loans operations	305,141	308,447
Commissions from miscellaneous operations	8,096,543	9,581,162
Others	140,518	203,899
	30,339,068	32,462,798
13.20 Services Fees expenses
Commissions paid	10,470,112	9,657,853
Export and foreign currency operations	253,043	238,578
	10,723,155	9,896,431
13.21 Other operating incomes
Loans recovered and allowances reversed	3,252,298	3,338,184
Rental from safety boxes	762,668	748,973
Commissions from trust services	81,322	86,859
Adjust other credits	437,737	333,772
Sales of property. plant and equipment	28,614	17,442
Default interests	660,543	570,225
Others Commissions	2,688,353	1,958,356
Others	1,016,895	1,283,290
	8,928,430	8,337,101
13.22 Personnel expenses
Payroll and social securities	49,541,757	46,179,964
Personnel expenses	4,350,789	3,670,187
	53,892,546	49,850,151

13.23 Administration expenses
Directors´ and statutory auditors´fees	797,886	792,635
Other fees	8,305,036	8,755,541
Advertising and publicity	2,213,501	2,237,121
Taxes	6,451,913	6,586,780
Maintenance. security and services	6,923,964	8,019,296
Rent	78,955	152,867
Others	3,791,566	3,367,379
	28,562,821	29,911,619
13.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	1,801,538	1,621,520
Depreciation of other non-financial assets	755,905	585,374
Amortization of intangible assets (Schedule G)	4,375,300	3,958,212
Depreciation of rent asstes by right of use (Schedule F)	1,914,585	2,064,569
Impairment of furniture and facilities	-	4,106
Impairment of goodwill	1,251,269	-
	10,098,597	8,233,781
13.25 Other operating expenses
Promotions related with credit cards	1,734,064	1,771,342
Turnover tax	17,218,668	15,858,706
Result by initial recognition of loans	154,086	383,329
Balance adjustments loans and credit cards	978,605	365,734
Interests for leases liabilities	499,393	524,632
Coverage services	13,760	31,984

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
Contributions made to deposit insurance fund	895,057	957,300
Others provisions	1,399,004	888,846
Others	5,136,072	2,293,580
	26,629,705	23,075,453

14.	CONSIDERATIONS OF RESULTS

The Shareholders' General Meeting held on April 27, 2022 approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unassigned results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial withdrawal of the optional reserve constituted for the distribution and payment of dividends was approved. In accordance with the minutes of the board of directors held on May 5, 2022, it was resolved to approve the payment of cash dividends for 491,860 thousand pesos.

15.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

The provisions recorded are detailed below

	12/31/2022	12/31/2021
Legal issues	197,158	141,755
Labor lawsuits	580,669	624,610
Tax	181,830	277,032
Unused Balances of Credit Cards	445,715	404,554
Charges to be paid to National Social Security Administration	135,676	105,301
Judicial Deposits	47,448	53,373
Eventual commitments	87,167	116,097
Others	15,993	57,047
Total	1,691,656	1,779,769

16.	INSURANCE

16.1 Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	12/31/2022	12/31/2021
Assets related to insurance contracts (Loans and other financing)
Commissions receivables	1,754,250	1,673,423
Receivables premiums	2,089	5,931
Total	1,756,339	1,679,354

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	304,775	380,359
Debt with reinsurers	64,079	51,505
Debt with producers	334,779	484,538
Technical commitments	746,211	671,616
Outstanding claims paid by re-insurance companies	(1,621)	(2,735)
Commissions to pay	4,217	6,909
Total	1,452,440	1,592,192

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021

Debt with insured
Property insurance
Direct administrative insurance	79,020	73,772
Direct insurance in mediation	-	49
Direct insurance in judgments	140	273
Claims settled to pay	2,664	5,141
Claims occurred and not reported - IBNR	551	13,986
Life insurance
Direct administrative insurance	119,722	159,366
Direct insurance in judgments	2,041	3,976
Direct insurance in mediation	383	1,247
Claims settled to pay	20,884	32,396
Claims occurred and not reported - IBNR	79,370	90,153
Total	304,775	380,359

Debt with producers
Producers current account	37,480	45,063
Commissions for premiums receivable	297,299	439,475
Total	334,779	484,538

Technical commitments
Course and similar risk
Premiums and surcharges	746,115	667,367
Premium insufficiency	96	4,249
Total	746,211	671,616

16.2 Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2022 and 2021 is as follows:

Items	12/31/2022	12/31/2021
Accrued premiums	6,420,960	6,957,274
Accrued claims	(1,017,709)	(1,357,796)
Production expenses	(876,879)	(1,175,246)
Total	4,526,372	4,424,232

17.	ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2022 and 2021, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	12/31/2022	12/31/2021	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Premier Renta CP en Pesos	101,661,606	98,135,716	101,528,063	97,995,350	16,191,115,975	11,713,447,317
Premier Renta Plus en Pesos	671,186	580,351	669,226	576,890	21,721,110	15,706,691
Premier Renta Fija Ahorro	12,905,041	17,957,707	12,775,831	17,840,745	712,483,562	2,136,780,683
Premier Renta Fija Crecimiento	205,918	222,501	205,377	221,883	4,920,585	4,571,392
Premier Renta Variable	599,412	798,301	584,246	792,070	5,946,886	8,944,577
Premier Abierto Pymes	1,282,598	2,028,648	1,236,395	2,024,425	75,458,259	99,988,028
Premier Commodities	1,048,467	582,665	804,068	439,031	24,979,798	15,200,277
Premier Capital	6,688,744	2,801,114	6,650,992	2,768,095	476,377,885	180,998,028
Premier Inversión	1,264,380	2,563,981	1,263,772	2,562,732	1,052,023,732	1,965,594,347
Premier Balanceado	1,689,536	2,343,765	1,370,786	2,341,934	102,340,389	169,137,724
Premier Renta Mixta	3,805,353	7,166,782	3,796,118	6,390,810	616,247,881	850,150,799
Premier Renta Mixta en Dólares	283,405	262,797	237,883	261,196	2,569,639	2,122,092
Premier Performance Dólares	542,190	1,016,562	537,053	1,009,156	4,468,523	6,455,272

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Premier Global USD	66,246	517,588	65,360	516,587	321,553	2,430,000
Premier Estratégico	1,465,984	-	1,464,690	-	832,710,848	-

18.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

18.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

18.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	12/31/2022	12/31/2021
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	10,294,615	12,691,877
Guarantee deposits for term operations	2,703,808	2,544,380
Guarantee deposits for credit cards transactions	998,480	1,298,832
Other guarantee deposits	471,704	75,827
	14,468,607	16,610,916

18.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2021 and until December 31, 2022, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

18.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of Dcember 31, 2022:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

As of December 31, 2022, IUDU does not have current trusts.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

18.5. Issuance of negotiable debt secutities

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of December 31, 2022 and 2021:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								12/31/2022	12/31/2021
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	561,409	2,063,327
							Total	561,409	2,063,327

In February 2023 the Debt Securities weres canceled.

Global Program for the Issuance of Subordinated debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

As of December 31, 2022 and 2021, the Bank has no outstanding issues.

18.6	Restrictions imposed on the distributions of dividends

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

On December 15, 2022, through communication "A" 7659, the BCRA decided to suspend the distribution of results until 12.31.2023.

18.7	Accounts udentifyng minimum casg integration compliance

As of  December 31,2022 and  2021, the minimum cash reserve was made up as folllows:

Item (*)	12/31/2022	12/31/2021
Current accounts in the Argentine Central Bank (**)	50,000	4,000,000
Sight accounts in the Argentine Central Bank (**)	27,152,132	14,658,247
Special accounts for acred. assets (**)	10,243,021	6,095,650
Total	37,445,153	24,753,897

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

18.8	Financial Agency Agreement of the ptovince of San Luis

On July 26, the Bank closed the agreement to transfer the financial agent business that served the government of the Province of San Luis for almost 25 years, including the transfer of employees, branches and the assignment of the loan portfolio that involves agents and employees of the province. It does not include any private sector customers of the Bank in the province.

The operation was transferred in August and included almost 96 thousand customers (including San Luis employees and provincial social plans), Loans and credit card balances amounting to AR$ 4.139 million, 140 collaborators and 14 branches located in the Province. Another 4 branches were closed. The operation transferred accounted for approximately 2.4%, 4% and 10% of our total loans, employees and physical branches, respectively. Net revenues associated with this agency agreement in 2022 represented 2.2% of the Bank’s total revenues in this first half.

The Bank will continue to build on the strong franchise established over the past 25 years serving the private sector in this province through five physical branches in the most densely populated areas, together with its innovative virtual branches and serving more than 106.000 customers.

19	FINANCIAL RISK FACTORS

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of Grupo Supervielle´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of Grupo Supervielle´s Strategy related to the administration of credit risk; among them, Grupo Supervielle´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, Grupo Supervielle relies on an integral risk policy where aspects related to general key risk governance as well as

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

Grupo Supervielle´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

Grupo Supervielle focuses on supporting companies belonging to sectors with potential, and successful in their activity. Within the range of credit products offered for the business segment, Grupo Supervielle aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

Within Corporate Banking, we seek a solid proposal for medium and large companies' market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

The area of Capital Markets and Structuring targets the trust business segment; placement of assets in the capital market through financial trusts and debt securities, own and of third parties; and for its part, the area of Treasury and Finance has the Trading Desk within its scope. Among traded products are: interbank call, REPO transactions, corporate call, securities from public sector and monetary policy instruments of the Central Bank, acquisition of consumer portfolios, third-party financial trusts, negotiation of financial derivatives (futures, rate swaps, etc.), among others.

Grupo Supervielle is willing to carry out a strategy that enables it to address its contractual commitments, both under normal market conditions and adverse situations.

Therefore,Grupo Supervielle relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, Grupo Supervielle relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

In addition to PD parameters, Grupo Supervielle relies on estimates of exposure at default (EAD)  and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

Grupo Supervielle is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts, economic capital and Risk-Adjusted Return (RAROC) models in order to optimize management and decision-making.

Grupo Supervielle has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned with the inclusion of a greater number of variables and openings, performing a periodic review of it in order to keep the expected loss model aligned with the macroeconomic vision.

Calculation of statistical forecasts

Based on the results of the PD (probability of default), EAD (exposure at default) and LGD (loss given default) estimates, the associated statistical forecast is calculated.

The exercises for the estimation of statistical forecasts are studies whose purpose is to analyze Grupo Supervielle's own portfolio information in order to estimate, in global terms, the average value of the loss distribution function for an

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

annual time horizon in the healthy operations, and for the whole life of the credits in those operations that are considered impaired (provisions for expected loss).

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

Grupo Supervielle relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

Grupo Supervielle relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to Grupo Supervielle’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Discharged Loans

Those credits classified as unrecoverable are eliminated from assets, recognizing them in off-balance sheet accounts. Their balance as of December 31, 2022 and 2021 amounts to 899,550 and 10,864,897 respectively.

Market risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in Grupo Supervielle ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where Grupo Supervielle operates.

According to its business strategy, Banco Supervielle is the component of Grupo Supervielle with the greatest exposure to this risk. That is why market risk controls present a greater level of detail and emphasis on Banco Supervielle's trading portfolio.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable Grupo Supervielle to identify a potential market risk and take preventive measures.

Market risk management is focused on the trading portfolio managed by the Trading desk, although there is also a broader control including managed positions with liquidity management objectives. For this reason, in terms of the broader trading portfolio, the controls are limited to the exposure to the assumed risk, measured using the VaR methodology, in relation to the regulatory capital (RC). In addition, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert to credit events or break in the correlations between groups of assets, events that may escape the consideration of a diversified VaR. Based on the falls observed in the sovereign debt market at the beginning of June and the consequent increase in price volatility, the Entity implemented more frequent monitoring and review of the already existing indicators of exposure to the National Treasury.

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

Currency	Balances as of 12/31/2022				Balances as of 12/31/2021
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net Position
Dólar Estadounidense	67,887,912	60,791,253	55,699	7,152,358	80,251,834	70,947,953	14,350	9,318,231
Euro	1,432,907	1,098,753	-	334,154	1,798,095	1,666,068	-	132,027
Otras	478,272	11,892	-	466,380	610,183	15,426	-	594,757
Total	69,799,091	61,901,898	55,699	7,952,892	82,660,112	72,629,447	14,350	10,045,015

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to Grupo Supervielle’s functional currency. The percentage of variation used in this analysis is the same Grupo Supervielle used in its Business Plan and Projections.

Currency	Variation	12/31/2022		Moneda	Variation	12/31/2021
		P/L	Equity			P/L	Equity
US Dollar	85.7%	6,132,508	6,132,508	Dólar Estadounidense	52,5%	4,888,105	4,888,105
	(85.7%)	(6,132,508)	(6,132,508)		(52,5%)	(4,888,105)	(4,888,105)
Euro	85.7%	286,507	286,507	Euro	52,5%	69,259	69,259
	(85.7%)	(286,507)	(286,507)		(52,5%)	(69,259)	(69,259)
Otras	85.7%	399,879	399,879	Otras	52,5%	311,994	311,994
	(85.7%)	(399,879)	(399,879)		(52,5%)	(311,994)	(311,994)
Total	85.7%	6,818,895	6,818,895	Total	52,5%	5,269,358	5,269,358
	(85.7%)	(6,818,895)	(6,818,895)		(52,5%)	(5,269,358)	(5,269,358)

Sensitivity Analysis

Banco Supervielle also has a methodology for carrying out individual stress tests of market risks. These tests are performed on a daily basis, in conjunction with the calculation of the parametric VaR. The Stressed VaR indicator makes it possible to determine the risk that Grupo Supervielle would be assuming with the current composition of the trading portfolio, in the event of a repetition of the stress conditions that occurred in a given historical period.

When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, Grupo Supervielle recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Economic capital calculation

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level. It should be noted that in the case of  IUDÚ, according to the provisions established by the Argentine Central Bank, its Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. According to this methodology, the aggregate economic capital arises from the following expression:

EC = (1,05 x MC) + max [0; ΔEVE – 15 % x bS)]

Where, EC: economic capital according to profile’s risk (ICAAP).

MC: Minimum capital requirement in accordance with Argentine Central Bank regulations.

ΔEVE (Economic Value): measure of interest rate risk calculated according to the Standardized Framework

BS (Basic Shareholders’ equity) : Tier 1 capital.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in Grupo Supervielle’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;
✓	The implicit options in certain assets, liabilities and off-balance sheet items of Grupo Supervielle.

Grupo Supervielle’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first 90 days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping Grupo Supervielle’s exposure within those levels of risk appetite profile validated by the Board of Directors upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. Grupo Supervielle uses this approach to calculate the economic capital for this risk.
✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

With the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

As established by the regulator, both Banco Supervielle and IUDÚ Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to IUDÚ Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and IUDU Compañia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

Following good practices in risk management and with the aim of ensuring the reasonableness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

Improvements were made to the dynamic rate GAP measurement tool, allowing various sensitivity exercises to be carried out in a year characterized by a changing context and numerous regulations that altered financial margins.

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

In the case of IUDÚ Compañía Financiera, as mentioned above, the Entity's Board of Directors has chosen to quantify its needs for economic capital by applying a simplified methodology. With regard to interest rate risk, Grupo Supervielle measures the impact of fluctuations in market interest rates on the economic value based on the application of the Standardized Framework. In the event that the worst ΔEVE of the six scenarios proposed by the regulation exceeds 15% of the basic net worth (capital level one) of the Entity, the sum of the economic capital calculated according to the simplified methodology would be increased by said excess.

The exposure to interest rate risk is detailed in the table below. It presents the residual values and average rate of the assets and liabilities, categorized by date of renegotiation of interest or expiration date, the lowest.

Assets and Liabilities 2022	Term in days
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	391,057,404	50,449,192	36,598,283	14,101,774	149,605,751	641,812,404
Total Financial Liabilities	294,395,625	46,241,210	34,316,868	357,570	165,494,258	540,805,532
Net Amount	96,661,779	4,207,982	2,281,415	13,744,204	(15,888,507)	101,006,872

Assets and Liabilities 2021	Term in days
	Up to 30	From 30 to 90	from 90 to 180	from 180 to 365	More than 365	Total
Total Financial Assets	327,118,076	76,493,228	69,505,067	45,484,824	180,349,681	698,950,876
Total Financial Liabilities	332,718,871	83,515,461	15,815,948	1,092,601	205,378,261	638,521,142
Net Amount	(5,600,795)	(7,022,233)	53,689,119	44,392,223	(25,028,580)	60,429,734

The table below shows the sensitivity to a reasonably possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2022. Variations in rates were determined considering the scenarios set by Communication "A" 6397 for the calculation of the Interest Rate Risk in the Investment Portfolio. The parameters taken as a base and or budgeted by the Bank for fiscal years 2022 and 2021 and the changes are considered reasonable possible based on the observation of market conditions:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	12/31/2022		12/31/2021
	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	147,263	4% ARS; 2% USD	508,225
Increase in the interest rate	4% ARS; 2% USD	198,390	4% ARS; 2% USD	(506,680)

Liquidity Risk

Grupo Supervielle defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between ’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of Grupo Supervielle.
✓	Market Liquidity Risk means the risk resulting from Grupo Supervielle’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:
●	Assets are not liquid enough,
●	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Grupo Supervielle estimates this indicator on a daily basis, having met exceeded the year the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of Grupo Supervielle to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. Grupo Supervielle calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits: this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics. Such indicators are used to analyze the main components of LCR while assessing Grupo Supervielle’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated sight accounts and deposits of the public sector in foreign currency.

During 2021, strong growth was observed in interest-bearing sight accounts, especially from institutional clients. The funds thus raised were applied to the acquisition of LELIQ or the arrangement of Repo Transactions with the BCRA, thus trying to minimize the mismatch of terms. Controls were implemented so that this exposure to the BCRA is maintained at reasonable levels measured against total assets, the entity's equity and in terms of market share.

Liquidity in dollars remained at high levels, above 70% throughout the year.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Economic capital calculation

Grupo Supervielle relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.
✓	Indicators that measure the concentration of funding sources, establishing Grupo Supervielle’s risk appetite.
✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basel III route map.
✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).
✓	The liquidity coverage ratio is used to assess Grupo Supervielle’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping Grupo Supervielle’s liquidity director and officials updated on its evolution.
✓	Permanent monitoring of limit and threshold compliance in virtue of the NSFR.
✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.
✓	Intraday liquidity monitoring tools as indicated above.
✓	Regarding contingency plans, Grupo Supervielle follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, Grupo Supervielle considers the economic capital estimation unnecessary to cover such risk, as long as Grupo Supervielle’s solvency should not be affected once the stress tests contingency plan have been implemented.

The analysis of the maturities of assets and liabilities can be found in Exhibits D and I of these financial statements.

20	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S,A, a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year and period the remaining USD 5,000,000 over a five-year term, In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over two years and a half. As of December 31, 2020, Tranche B was paid in full, and USD 35,000,000 of Tranche A. On November 15, 2022, the last installment of the loan was paid.

Grupo Supervielle has been complying with financial covenants.

21	ASSIGNMENT OF LOAN PORTFOLIO

IUDÚ Compañía Financiera transferred to Banco Supervielle S.A. its loan portfolio under the following terms: (a) assignment without recourse of loan portfolio, pledge loans and credit card contracts, (b) assignment of the contractual position held by IUDU and (c) assignment of the contractual position of IUDU with different vendors. The transfers of

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

IUDÚ's financial products and services include the transfer to Banco Supervielle S.A. of the commercial exploitation rights of the respective user clients of such financial products and services.

Likewise, Tarjeta Automática S.A assigned its loan portfolio to the Bank under the following terms: (a) assignment without recourse of the loan portfolio originated by Tarjeta Automática S.A. in its line of business through personal loans granted and credit card contracts. Transfers of the financial products and services of Tarjeta Automática S.A. include the transfer to Banco Supervielle S.A. of the commercial exploitation rights of the respective clients, users of such financial products and services.

During the months of October, November and December 2022 IUDU Compañía Financiera S.A. ceded portfolio for a total of $17,626,854, for which Banco Supervielle S.A. paid the sum of $13,035,864. In turn, Tarjeta Automática S.A. ceded portfolio for a total of $176,231, for which Banco Supervielle S.A. paid the sum of $12,998.

22	REPURCHASE OF TREASURY SHARES

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

As of December 31, 2022, Grupo Supervielle has acquired 9,353,691 Class B Shares in ByMA and 591,384 ADRs (equivalent to 2,956,920 shares) in NYSE, for a total of 12,310,611 shares. After the end of the fiscal year, it has acquired 1,739,881 Class B Shares in ByMA, having acquired as of the date of issuance of these financial statements, a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE reaching an execution of 86.3% of the program and 3.076% of the capital stock.

23	Prior commitment to merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merge commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDU financing portfolio to the Bank. Customers who have IUDU accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

Said decision is subject to the definitive approval of the Shareholders meeting and the approval by the Central Bank of the Argentine Republic.

24	OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business.

As of December 31, 2022 and 2021, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

12/31/2022	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(308,168)	(8,539,292)	(8,847,460)
Derivatives instruments	86,965	116,784	203,748	-	-	-
Total	86,965	116,784	203,748	(308,168)	(8,539,292)	(8,847,460)

12/31/2021	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(12,246,472)	1,715,975	(10,530,497)
Derivatives instruments	308,707	109,106	417,814	-	-	-
Total	308,707	109,106	417,814	(12,246,472)	1,715,975	(10,530,497)

25	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

The amounts expected to recover or cancel assets and liabilities as of December 31, 2022 and 2021 are set out below, considering:

a) those expected to be recovered or canceled within the following twelve months after the reporting year, and

b) those expected to be recovered or canceled after twelve months after that date.

	12/31/2022			12/31/2021
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
ASSETS
Cash and due from banks	48,399,468	-	48,399,468	63,452,161	-	63,452,161
Cash	19,122,146	-	19,122,146	24,523,137	-	24,523,137
Argentine Central Bank	-	-	-	-	-	-
Other local financial institutions	27,184,409	-	27,184,409	35,324,768	-	35,324,768
Others	2,064,305	-	2,064,305	2,353,797	-	2,353,797
Debt Securities at fair value through profit or loss	28,608	-	28,608	1,250,459	-	1,250,459
Derivatives	17,677,976	-	17,677,976	43,779,394	-	43,779,394
Reverse Repo transactions	295,555	-	295,555	432,164	-	432,164
Other financial assets	21,581,438	-	21,581,438	83,468,057	-	83,468,057
Loans and other financing	8,107,120	-	8,107,120	27,062,225	-	27,062,225
To the non-financial public sector	186,260,937	47,465,464	233,726,401	225,329,773	72,237,798	297,567,571
To the financial sector	41,241	236,461	277,702	44,292	-	44,292
To the Non-Financial Private Sector and Foreign residents	599,994	44,539	644,533	23,690	125,973	149,663
Other debt securities	185,619,702	47,184,464	232,804,166	225,261,791	72,111,825	297,373,616
Financial assets in guarantee	249,309,695	27,871,199	277,180,894	142,743,821	11,148,218	153,892,039

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022			12/31/2021
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
Current income tax assets	14,468,665	-	14,468,665	16,635,209	-	16,635,209
Investments in equity instruments	976,073	-	976,073	1,714,745	-	1,714,745
Property, plant and equipment	-	502,560	502,560	-	514,799	514,799
Investment Property	-	18,373,791	18,373,791	-	21,495,256	21,495,256
Intangible assets	-	16,903,052	16,903,052	-	16,943,351	16,943,351
Deferred income tax assets	-	22,275,852	22,275,852	-	22,249,482	22,249,482
Otros activos no financieros	1,783,701	10,107,641	11,891,342	937,469	5,312,330	6,249,799
Inventories	2,388,102	2,620,737	5,008,839	2,212,724	2,580,939	4,793,663
Other non-financial assets	67,090	-	67,090	266,428	-	266,428
TOTAL ASSETS	551,315,820	146,120,296	697,436,116	608,034,170	152,482,173	760,516,343

	12/31/2022			12/31/2021
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
LIABILITIES
Deposits	547,516,822	112	547,516,934	561,891,112	5,595	561,896,707
Non-financial public sector	27,843,116	-	27,843,116	22,352,551	-	22,352,551
Financial sector	101,430	-	101,430	76,162	-	76,162
Non-financial private sector and foreign residents	519,572,276	112	519,572,388	539,462,399	5,595	539,467,994
Liabilities at fair value through profit or loss	2,139,170	-	2,139,170	3,999,525	-	3,999,525
Derivatives	-	-	-	-	-	-
Other financial liabilities	17,423,147	682,335	18,105,482	45,229,097	1,093,193	46,322,290
Financing received from the Argentine Central Bank and other financial institutions	4,000,796	1,528,880	5,529,676	11,401,927	777,610	12,179,537
Subordinated debt securities	561,409	-	561,409	665,458	1,397,869	2,063,327
Provisions	10,720	1,680,936	1,691,656	128,919	1,650,850	1,779,769
Deferred income tax liability	182,038	-	182,038	120,258	-	120,258
Other non-financial liabilities	28,795,394	-	28,795,394	31,641,862	-	31,641,862
TOTAL LIABILITIES	600,629,496	3,892,263	604,521,759	655,078,158	4,925,117	660,003,275

26	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally.

The year 2021 showed an economic recovery of 10.4%, after falling 9.9% the previous year as a result of the pandemic. Said recovery was due to the vaccination campaigns that helped to reduce the sanitary restrictions that had forced the cessation of activities. However, this recovery has not been homogeneous among sectors, since several of them have not yet managed to reach pre-pandemic levels.

The combination of monetary issue, especially to alleviate the consequences of the health crisis, higher international inflation expectations and the rebound in the cycle, led to the end of 2021 with an annual inflation rate of 50.9% in December 2021, in a context where the monetary base increased 40% annually, to global inflation accelerating to 6.4%. In addition, throughout the year some controls on access to the wholesale exchange market were increased. The official exchange rate depreciated 20.7% in the year, equivalent to 30.2 % less than inflation.

During the year 2022, this trend continued, observing an accumulated depreciation  of the exchange rate in theyear  the year of 72.4%, below the evolution of inflation in said period, which amounted to 94.8%. Likewise, in the last part of the year, preferential exchange rates were established for soybeans and derivatives to encourage greater currency settlement in the agricultural export sector, which implied agricultural settlements between September and December for USD 11,826 million.

The start of the war conflict between Russia and Ukraine in February 2022, and the economic and financial sanctions imposed on Russia, add new impacts to the world economy and a significant change in the terms of trade, as a result of the increase in the price of raw materials. , including food and gas. From the point of view of the trade balance, Argentina had a positive impact from higher agricultural prices, but this was partially offset by the negative impact from higher gas imports.

In March 2022, the Government announced that it had reached an Agreement with the International Monetary Fund (IMF), which was approved by the Argentine National Congress on March 11. Said Agreement was implemented through an Extended Fund Facility, with a repayment term of more than 10 years, which sets fiscal, monetary and

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

exchange guidelines with quarterly reviews. The program seeks to address persistent high inflation through policies that contribute to the reduction of monetary financing of the fiscal deficit, together with positive real interest rates that support domestic financing and targets for increasing net reserves.

Under this local and international context, the inflationary dynamic continues to rise. Faced with this scenario, the monetary authority continued to try to normalize the different interest rates in the economy, which allow the value of investments made in instruments denominated in domestic currency to be safeguarded and to avoid pressure on the exchange market. As of the date of issuance of these financial statements, the BCRA raised the LELIQ interest rate, making consecutive increases that brought the rate from 38% at the end of 2021, to 75% per year; In the same sense, it raised the minimum interest rate on fixed terms for individuals, establishing a new floor of 75% per year, while for the rest of the sectors the minimum rate went to 66.5%.

In the year 2022, and in line with the budget forecasts within the framework of the agreement with the IMF, the net financing of the National Treasury contemplated, in addition to the financing obtained in the tenders for market instruments, net transfers of $620 billion via temporary advances.

Faced with the context of volatility in the public debt market, which became evident as of June, the BCRA began to offer financial entities a put option on the National Government securities awarded as of July of 2022 and that expire before December 31, 2023. This measure seeks to reduce the volatility of the prices of Treasury instruments and provide entities with new tools to manage their liquidity.

The financial sector in Argentina has a significant exposure to the Public Sector through debt securities, loans and other type of assets. The Group exposure to the Argentine Public Sector as of December 31, 2022 is as follows:

12/31/2022
BCRA+ repo transactions	248,739,854
Treasury Bills	58,762,078
Other instruments issued by the provincial authorities	3,187
Total debt instruments	307,505,119
Loans to the Public Sector	277,702
Total exposure to the public sector	307,782,821
Percentage of total assets	44%
Percentage of shareholder´s equity	332%

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

For all of the above, Grupo Supervielle's Management permanently monitors the evolution of the situations mentioned in the international markets and at the local level, to identify possible impacts on its patrimonial and financial situation, and determine the possible actions to be adopted.

27	SUBSEQUENT EVENTS

On March 1, 2023 Banco Supervielle S.A. and Dorinka S.R.L decided by mutual agreement to terminate the financial services contract that their consumer financing company, IUDU Compañía Financiera, had entered into with Dorinka on August 24, 2021, by which IUDU would offer its financial products and services through Dorinka points of sale. This decision is in line with the Bank's strategy of focusing on profitability and having less exposure to the consumer financing segment.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December 31, 2022 and 2021:

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2022	Book value 12/31/2021	Book value 12/31/2022	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Letra tesoro $ aj CER Desc Vto.20/01/23	1	5,041,609	-	5,041,609	-	5,041,609
Letra Tesoro $ a desc. Vto.28/04/23	1	4,896,610	-	4,896,610	-	4,896,610
Letra Tesoro $ a desc. Vto.31/03/23	1	2,373,228	-	2,373,228	-	2,373,228
Bono Nación Dual Vto.31/07/23	1	822,303	-	822,303	-	822,303
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23	1	391,186	3,531,328	391,186	-	391,186
Letra Tesoro $ a desc. Vto.17/02/23	1	348,011	5,785,358	348,011	-	348,011
Bono Rep. Arg. Vinc al U$S 31/07/23	1	271,897	-	271,897	-	271,897
Letra Tesoro $ a desc. Vto.31/01/23	1	131,680	-	131,680	-	131,680
Bono Rep. Arg. U$S STEP UP Vto.09/07/30	1	117,494	75,385	117,494	-	117,494
Bono Nación Dual Vto.29/09/23	1	63,776	-	63,776	-	63,776
Otros	1	197,080	26,897,802	(1,151,616)	-	(1,151,616)
Bonos tesoro Nac vinc USD	1	-	790,124	-	-	-
Letra del Tesoro Nacional en pesos a descuento con vencimiento 28 de febrero de 2023	1	449,000	-	449,000	-	449,000
Letra del Tesoro Nacional en pesos a descuento con vencimiento 31 de marzo de 2023	1	338,200	-	338,200	-	338,200
Bocon - Bono de consolidacion $ 8 serie (PR15)	1	28,456	4,454	28,456	-	28,456
T2V2	1	12	-	12	-	12
X20E3	1	4,052	-	4,052	-	4,052
S28A3	1	70,922	-	70,922	-	70,922
SPC10	1	199,597	-	199,597	-	199,597

Central Bank Bills
Liquidez del BCRA Vto. 11/01/2022	1	-	694,161	-	-	-
Liquidez del BCRA Vto. 20/01/2022	1	-	38,211	-	-	-

Corporate Securities
On Ypf Clase 39 8,50% U$S Vto.28/07/25	1	29,498	-	29,498	-	29,498
On Luz Tres Picos 4 U$S 29/09/26	1	3,675	-	25,653	-	25,653
On Pyme Venturino $ Vto.05/10/23	2	25,653	7,823	3,675	-	3,675
On Santander Rio $ CL.25 Vto.10/06/22		-	496,029	-	-	-
On Ypf Energía Elec $ CL.7 Vto.20/05/22		-	102,964	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2022	Book value 12/31/2021	Book value 12/31/2022	Options	Final Position
Others	1	1,874,037	5,355,755	1,874,037	-	1,874,037

Total Debt Securities at Fair value through profit or loss		17,677,976	43,779,394	16,329,280	-	16,329,280
OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Bono Tesoro $ Vto 06/02/2023	1	1,924,680	7,192,738	1,924,680	-	1,924,680
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	712,096	2,477,987	712,096	-	712,096
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23	1	473,103	1,154,639	473,103	-	473,103
Bono Tesoro vinc al U$S 29/04/22	1	-	7,270,135	-	-	-
Letra tesoro $ aj CER Desc Vto.16/08/22	1	-	2,021,953	-	-	-
Letra Tesoro $ a desc. Vto.29/04/22	1	-	1,720,024	-	-	-
Bono Nación Arg. $ Badlar+200 03/04/22	1	-	1,061,783	-	-	-
Letra Tesoro $ a desc. Vto.31/01/22	1	-	898,521	-	-	-
Bono Pcia Bs As $ Canc Deuda Vto.07/09/22	2	-	14,163	-	-	-
Bono del tesoro de la Nación especie TV22	1	-	807,840	-	-	-
LETRA DEL TESORO NACIONAL EN PESOS AJUST POR CER A Dto X19Y3	1	2,194,789	-	2,194,789	-	2,194,789
Bono del Tesoro DKL 0,30% 28/04/23	1	-	102,079	-	-	-
LETRAS DEL TESORO CER $ 31/03/22	1	-	352,860	-	-	-
BONCER 1.20% 2022	1	-	335,508	-	-	-
LETRAS DEL TESORO CER $ 28/02/22	1	-	716,083	-	-	-
LT REP ARG A DESC V31/05/23	1	37,801	-	37,801	-	37,801
X17F3 - LECER A DESC.VT.17/02/23 $	1	216,502	-	216,502	-	216,502
LETRAS AJUST.A DESC.VTO.16/06/23 $ CG (X16J3)	1	143,469	-	143,469	-	143,469
BONO DEL TESORO BONCER $ 2026 (TX26)	1	136,881	-	136,881	-	136,881
LETRAS DEL TESORO CER $ 19/05/23 (X19Y3)	1	74,230	-	74,230	-	74,230
BONCER 1.55% 2024 (T2X4)	1	161,546	-	161,546	-	161,546
BONO DEL TESORO BONCER $ 2026 (TX26)	1	156,960	-	156,960	-	156,960
LECER VTO. 21ABR23	1	225,643	-	225,643	-	225,643

Centrak Bank Bills
Letra de liquidez del BCRA Vto.17/01/23	2	38,649,920	-	38,649,920	-	38,649,920
Letra de liquidez del BCRA Vto.19/01/23	2	33,684,910	-	33,684,910	-	33,684,910
Letra de liquidez del BCRA Vto.24/01/23	2	24,778,078	-	24,778,078	-	24,778,078
Letra de liquidez del BCRA Vto.10/01/23	2	24,496,650	-	24,496,650	-	24,496,650
Letra de liquidez del BCRA Vto.12/01/23	2	19,518,720	-	19,518,720	-	19,518,720
Letra de liquidez del BCRA Vto.26/01/23	2	12,340,705	-	12,340,705	-	12,340,705

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2022	Book value 12/31/2021	Book value 12/31/2022	Options	Final Position
Letra de liquidez del BCRA Vto.05/01/23	2	10,888,141	-	10,888,141	-	10,888,141
Letra de liquidez del BCRA Vto.03/01/23	2	9,938,730	-	9,938,730	-	9,938,730
Letra de liquidez del BCRA Vto.18/01/22	2	-	34,417,793	-	-	-
Letra de liquidez del BCRA Vto.25/01/22	2	-	22,782,224	-	-	-
Otros	2	-	53,953,447	-	-	-

Notas BCRA
Nota de liquidez del BCRA Vto.11/01/23	2	13,537,120	-	13,537,120	-	13,537,120
Nota de liquidez del BCRA Vto.04/01/23	2	4,839,496	-	4,839,496	-	4,839,496
Nota de liquidez del BCRA Vto.25/01/23	2	3,998,196	-	3,998,196	-	3,998,196
Nota de liquidez del BCRA Vto.18/01/23	2	2,686,800	-	2,686,800	-	2,686,800

Centrak Bank Bons
On Tarj Naranja CL.53 $ V05/04/24	2	1,159,479	-	1,159,479	-	1,159,479
On Tarj Naranja CL.55 $ V09/02/24	1	917,561	-	917,561	-	917,561
On Spi Energy SA CL.1 US$ V.27/06/2026	2	792,249	-	792,249	-	792,249
On Msu Energy CL.4 U$S VTO.20/05/24	2	225,681	-	225,681	-	225,681
On Credicuotas C. S.2 $ 28/01/2024	1	219,009	-	219,009	-	219,009
On MSU S.A. Cl. 2 UVA Vto.06/08/23	2	215,218	-	215,218	-	215,218
On Credicuotas C. S.1 V5/10/2023 $	2	120,020	-	120,020	-	120,020
On Cent ter Gen/Med UVA Vto.12/11/24	2	105,973	106,003	105,973	-	105,973
On MSU S.A S.10 U$S Vto.12/09/24	2	102,301	216,789	102,301	-	102,301
On Newsan SA CL.12 $ V.13/06/2023	2	63,024	103,794	63,024	-	63,024
Others	1	32	62	32	-	32

Measured at amortized cost
Argentine
Government Securities
Bonte Badlar $ Vto.23/11/27	-	13,123,305	-	13,123,305	-	13,123,305
Bono Nación Dual Vto.29/09/23	-	4,315,992	-	4,315,992	-	4,315,992
Bono Nación Dual Vto.29/09/23	-	3,975,551	-	3,975,551	-	3,975,551
Letra Tesoro $ a desc. Vto.31/03/23	-	3,300,256	-	3,300,256	-	3,300,256
Letra Tesoro $ a desc. Vto.28/04/23		2,121,259	-	2,121,259	-	2,121,259
Bono Nación Dual Vto.30/06/23		1,897,790	-	1,107,316	-	1,107,316
Letra tesoro $ aj CER Desc Vto.19/05/23		1,797,004	-	1,797,004	-	1,797,004
Bono Tesoro BONCER 2% $ 2026		1,579,786	-	1,579,786	-	1,579,786
Letra Tesoro $ a desc. Vto.28/02/23		1,527,237	-	1,527,237	-	1,527,237
Letra Tesoro $ a desc. Vto.18/09/23		1,191,391	-	1,191,391	-	1,191,391
Letra del Tesoro Nacional ajus CER a desc 19/05/2023		196,908	-	196,908		196,908

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2022	Book value 12/31/2021	Book value 12/31/2022	Options	Final Position
Others		2,918,101	16,185,583	2,918,101	-	2,918,101

Centrak Bank Bills
Letra de liquidez del BCRA Vto.14/06/23		2,540,899	-	2,540,899	-	2,540,899

Centrak Bank Bons
Nota de liquidez del BCRA Vto.22/03/23		12,310,550	-	12,310,550	-	12,310,550
Nota de liquidez del BCRA Vto.18/01/23		5,982,723	-	5,982,723	-	5,982,723
Nota de liquidez del BCRA Vto.15/03/23		3,737,823	-	3,737,823	-	3,737,823
Nota de liquidez del BCRA Vto.22/02/23		3,228,955	-	3,228,955	-	3,228,955

Corporate Securities
FF Red Surcos XXIX lote 1		1,610,562	-	1,610,562	-	1,610,562
FF Red Surcos XXIX lote 2		89,072	-	89,072	-	89,072
Others		16	31	16	-	16

Total other debt securities		277,180,894	153,892,039	276,390,420	-	276,390,420
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Pampa Energía S.A.	1	46,531	48,116	46,531	-	46,531
YPF SA	1	45,592	18,755	45,592	-	45,592
Transener SA	1	5,564	14,200	5,564	-	5,564
Grupo Financiero Galicia SA	1	5,026	31,699	5,026	-	5,026
Loma Negra S.A.	1	33,016	31,334	33,016	-	33,016
Ternium Arg S.A.Ords."A"1 Voto Esc	1	13,738	65,160	13,738	-	13,738
Central Puerto S.A. Ord. 1 voto Esc	1	3,067	6,582	3,067	-	3,067
Transp. De Gas Del Sur	1	5,426	3,123	5,426	-	5,426
Edenor SA	1	46,662	6,742	46,662	-	46,662
Aluar SA	1	54,284	35,337	54,284	-	54,284
Others	1	10,054	44,802	10,054	-	10,054

Measured at fair value with changes in OCI
Argentine
Others	3	233,600	208,949	233,600	-	233,600

Total equity instruments		502,560	514,799	502,560	-	502,560
TOTAL		295,361,430	198,186,232	293,222,260	-	293,222,260

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2022 and 2021 balances of loans and other financing are the following:

	12/31/2022	12/31/2021
COMMERCIAL PORTFOLIO

Normal situation	91,362,588	102,111,736
-With "A" Preferred Collateral and Counter-guarantees	2,687,914	4,166,560
-With "B" Preferred Collateral and Counter-guarantees	8,619,084	10,514,876
- Without Preferred Collateral nor Counter-guarantees	80,055,590	87,430,300

Subject to special monitoring
- Under Observation	1,820,749	3,445,457
-With "A" Preferred Collateral and Counter-guarantees	210	58
-With "B" Preferred Collateral and Counter-guarantees	1,810,816	3,098,252
- Without Preferred Collateral nor Counter-guarantees	9,723	347,147

With problems	1,462,855	9,892
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,313,454	-
- Without Preferred Collateral nor Counter-guarantees	149,401	9,892

High risk of insolvency	394,790	748,693
-With "A" Preferred Collateral and Counter-guarantees	1,452	5,279
-With "B" Preferred Collateral and Counter-guarantees	78,972	449,119
- Without Preferred Collateral nor Counter-guarantees	314,366	294,295

Uncollectible	2,476	2,448,850
-With "A" Preferred Collateral and Counter-guarantees	-	279,302
-With "B" Preferred Collateral and Counter-guarantees	930	1,764,402
- Without Preferred Collateral nor Counter-guarantees	1,546	405,146

TOTAL COMMERCIAL PORTFOLIO	95,043,458	108,764,628

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2022	12/31/2021
CONSUMER AND HOUSING PORTFOLIO

Normal situation	144,440,419	194,730,789
-With "A" Preferred Collateral and Counter-guarantees	4,891,330	4,330,963
-With "B" Preferred Collateral and Counter-guarantees	13,199,474	16,236,547
- Without Preferred Collateral nor Counter-guarantees	126,349,615	174,163,279

Low Risk	5,755,781	5,130,681
-With "A" Preferred Collateral and Counter-guarantees	74,479	115,105
-With "B" Preferred Collateral and Counter-guarantees	494,299	478,147
- Without Preferred Collateral nor Counter-guarantees	5,187,003	4,537,429

Medium Risk	3,771,037	3,841,960
-With "A" Preferred Collateral and Counter-guarantees	21,600	13,602
-With "B" Preferred Collateral and Counter-guarantees	165,689	243,051
- Without Preferred Collateral nor Counter-guarantees	3,583,748	3,585,307

High Risk	2,458,341	5,651,231
-With "A" Preferred Collateral and Counter-guarantees	28,616	27,815
-With "B" Preferred Collateral and Counter-guarantees	140,177	299,962
- Without Preferred Collateral nor Counter-guarantees	2,289,548	5,323,454

Uncollectible	1,262,898	1,177,781
-With "A" Preferred Collateral and Counter-guarantees	8,591	33,820
-With "B" Preferred Collateral and Counter-guarantees	162,679	202,160
- Without Preferred Collateral nor Counter-guarantees	1,091,628	941,801

TOTAL CONSUMER AND HOUSING PORTFOLIO	157,688,476	210,532,442
TOTAL GENERAL(1)	252,731,934	319,297,070

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	233,726,401	297,567,571
Other debt securities	277,180,894	153,892,039
Computable items out of balance	(258,175,361)	(132,162,540)
Plus allowances	12,212,812	19,565,518
Plus IFRS adjusments non computable for DCS	1,133,793	1,736,698
Less non deductible ítems for DCS	-	(2,151)
Less Debt securities measured at amortized cost	(271,521,966)	(153,462,605)
Total	252,731,934	319,297,070

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2022 and 2021 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	12/31/2022		12/31/2021
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	21,912,962	8.7%	25,625,797	8.0%
50 following largest customers	39,836,474	15.8%	41,425,451	13.0%
100 following largest customers	30,829,050	12.2%	33,701,260	10.6%
Rest of customers	160,153,448	63.4%	218,544,562	68.4%
TOTAL	252,731,934	100.0%	319,297,070	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2022 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	37,701	67,738	-	70,540	143,822	588,234	908,035
Financial Sector	-	568,717	9,524	19,826	29,434	54,312	-	681,813
Non-financial private sector and residents abroad	10,854,142	123,339,789	39,846,871	39,801,443	43,439,524	57,508,520	162,702,105	477,492,394
TOTAL	10,854,142	123,946,207	39,924,133	39,821,269	43,539,498	57,706,654	163,290,339	479,082,242

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of December 31, 2022 and 2021, are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	12/31/2022	12/31/2021
Cost model
Furniture and facilities	4,664,542	10	-	144,217	-	(3,766,811)	58,293	(301,972)	(4,010,490)	798,269	897,731
Machinery and equipment	15,719,614	10	-	340,487	(227,005)	(13,160,233)	211,835	(1,116,499)	(14,064,897)	1,768,199	2,559,381
Vehicles	799,961	5	-	247,011	(295,481)	(364,864)	182,719	(147,336)	(329,481)	422,010	435,097
Right of Use of Leased Properties	6,163,928	50	-	1,141,638	(1,881,198)	(3,008,407)	1,817,423	(1,914,585)	(3,105,569)	2,318,799	3,155,521
Construction in progress	2,709,632	-	-	1,112,244	(1,412,576)	-	-	-	-	2,409,300	2,709,632
Revaluation model
Land and Buildings	12,198,419	50	(847,682)	2,733	-	(460,525)	-	(235,731)	(696,256)	10,657,214	11,737,894
Total	42,256,096		(847,682)	2,988,330	(3,816,260)	(20,760,840)	2,270,270	(3,716,123)	(22,206,693)	18,373,791	21,495,256

The movements in investment properties as of December 31, 2022 and 2021are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 12/31/2022	Net carrying 12/31/2021
						Accumulated	Disposals	Of the year	At the end of the year
Cost model
Rent building	315,068	5	-	62,720	(52,972)	(41,290)	23,809	(44,947)	(62,428)	262,388	273,778
Measurement at fair value
Rent building	16,669,573	50	(803,858)	774,949	-	-	-	-	-	16,640,664	16,669,573
Total	16,984,641		(803,858)	837,669	(52,972)	(41,290)	23,809	(44,947)	(62,428)	16,903,052	16,943,351

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of December 31, 2022 and 2021 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	12/31/2022	12/31/2021
Measurement at cost
Goodwill	10,702,288			(1,257,784)	-		519,010	519,010	9,963,514	10,702,288
Brands	588,046				-			-	588,046	588,046
Other intangible assets	23,402,329		5,686,409	(182,977)	(12,443,181)	156,022	(4,894,310)	(17,181,469)	11,724,292	10,959,148
TOTAL	34,692,663		5,686,409	(1,440,761)	(12,443,181)	156,022	(4,375,300)	(16,662,459)	22,275,852	22,249,482

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of  December 31, 2022 and 2021 the concentration of deposits are the following:

Number of customers	Deposits
	12/31/2022		12/31/2021
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	183,536,099	33.5%	185,592,666	33.0%
50 following largest customers	121,769,699	22.2%	94,391,684	16.8%
100 following largest customers	30,244,413	5.5%	29,423,744	5.2%
Rest of customers	211,966,723	38.7%	252,488,613	44.9%
TOTAL	547,516,934	100.0%	561,896,707	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	26,076,337	2,057,362	-	-	-	-	28,133,699
Financial sector	101,430	-	-	-	-	-	101,430
Non-financial private sector and residents abroad	459,391,734	28,250,430	44,596,340	1,242,712	335	-	533,481,551
Liabilities at fair value through profit and loss	2,139,170	-	-	-	-	-	2,139,170
Other financial liabilities	16,813,041	204,269	283,382	475,660	595,656	639,307	19,011,315
Financing received from the Argentine Central Bank and other financial institutions	2,263,340	852,999	697,528	1,213,618	1,201,893	856,451	7,085,829
Negotiable Debt securities	293,278	829,167	-	-	-	-	1,122,445
TOTAL	507,078,330	32,194,227	45,577,250	2,931,990	1,797,884	1,495,758	591,075,439

As of December 31, 2022:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2022 and 2021:

Items	As of December 31, 2022	As of December 31, 2022 (per currency)				As of December 31, 2021
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	38,704,310	36,794,745	1,431,855	18,686	459,024	41,833,674
Debt securities at fair value through profit or loss	1,429,718	1,429,718	-	-	-	1,514,433
Derivatives	55,699	55,699	-	-	-	14,350
Other financial assets	1,769,736	1,769,736	-	-	-	1,385,443
Loans and other financing	18,198,894	18,197,280	1,052	-	562	30,054,094
Other Debt Securities	9,724,230	9,724,230	-	-	-	7,270,268
Financial assets pledged as collateral	969,770	969,770	-	-	-	2,117,660
Other non-financial assets	133,368	133,368	-	-	-	236,309
TOTAL ASSETS	70,985,725	69,074,546	1,432,907	18,686	459,586	84,426,231

LIABILITIES
Deposits	54,960,339	54,175,328	785,011	-	-	56,145,338
Non-financial public sector	1,925,433	1,925,157	276	-	-	2,170,078
Financial sector	1,528	1,528	-	-	-	430
Non-financial private sector and foreign residents	53,033,378	52,248,643	784,735	-	-	53,974,830
Liabilities at fair value with changes in results	869,077	869,077	-	-	-	1,341,954
Other financial liabilities	4,269,550	3,943,918	313,742	27	11,863	5,029,576
Financing received from the Argentine Central Bank and other financial institutions	1,710,444	1,710,444	-	-	-	10,003,199
Other non-financial liabilities	297,471	297,469	-	-	2	720,076
TOTAL LIABILITIES	62,106,881	60,996,236	1,098,753	27	11,865	73,240,143

NET POSITION	8,878,844	8,078,310	334,154	18,659	447,721	11,186,088

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of December 31, 2022 is presented below:

Items	Balances at the beginning of fiscal year	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	148,045	142,441	-	-	(141,361)	149,125
Loans and other financing	19,555,761	(4,285,370)	1,838,922	6,680,816	(11,577,317)	12,212,812
Other financial entities	50,257	(39,473)	-	-	(5,248)	5,536
Non-financial private sector and residents abroad	19,505,504	(4,245,897)	1,838,922	6,680,816	(11,572,069)	12,207,276
Overdrafts	292,489	201,946	(20,831)	73,446	(266,213)	280,837
Documents	790,849	(77,854)	(308,242)	(39,558)	(177,717)	187,478
Mortgages	435,735	7,608	(28,396)	425,149	(408,819)	431,277
Pledge loans	611,322	47,725	275,181	400,220	(649,389)	685,059
Personal Loans	8,040,048	(3,207,896)	625,302	2,846,516	(4,041,003)	4,262,967
Credit cards	6,109,038	(1,322,338)	1,532,291	3,523,005	(4,789,460)	5,052,536
Financial lease	314,852	44,755	(157,750)	(26,435)	(85,366)	90,056
Others	2,911,171	60,157	(78,633)	(521,527)	(1,154,102)	1,217,066
Other debt securities	2,934	72,685	-	-	(36,799)	38,820
Eventual commitments	116,097	53,699	-	-	(82,629)	87,167
TOTAL PROVISIONS	19,822,837	(4,016,545)	1,838,922	6,680,816	(11,838,106)	12,487,924

Separate Financial Statements

For the financial year ended on

December 31, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2022	12/31/2021
ASSETS
Cash and due from banks	1.5 and 5.1	361,665	849,608
Cash		-	8
Financial institutions and correspondents		361,665	849,600
Other local and financial institutions		361,665	849,600
Other financial assets	2, 5.2 and 9	352,995	2,312,005
Other debt securities	2, 5.3 and A	2,194,789	807,840
Current income tax assets		-	24,701
Investment in subsidiaries, associates and joint ventures	4 and 5.4	78,247,491	84,818,485
Property, plant and equipment	5.5 and F	-	3,543
Intangible Assets	5.6 and G	11,852,690	12,055,369
Deferred income tax assets	8 and 9	140,751	2,736
Other Non-financial assets	5.7 and 9	111,471	168,516
TOTAL ASSETS		93,261,852	101,042,803

LIABILITIES
Deferred income tax liability	9	139,886	-
Other Non-Financial Liabilities	5.8 and 9	281,250	609,526
TOTAL LIABILITIES		421,136	609,526

SHAREHOLDERS' EQUITY
Capital stock	10	444,411	456,722
Paid in capital		84,849,949	84,849,949
Capital Adjustments		8,794,281	9,614,507
Own shares in portfolio		12,311	-
Comprehensive adjustment of shares in portfolio		820,226	-
Cost of treasury stock		(1,383,270)	-
Earnings Reserved		6,200,416	9,029,805
Reserve		(3,541,465)	(1,938,319)
Other comprehensive income		1,031,432	2,355,309
Net Income for the year		(4,387,575)	(3,934,696)
TOTAL SHAREHOLDERS' EQUITY		92,840,716	100,433,277
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		93,261,852	101,042,803

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes
		12/31/2022	12/31/2021
Interest income	5.9	1,182,637	367
Interest expenses	5.10	(3)	(46,872)
Net interest income		1,182,634	(46,505)
Net income from financial instruments at fair value through profit or loss	5.11	440,075	345,885
Result from derecognition of assets measured at amortized cost		(6,046)	(46,035)
Exchange rate difference on gold and foreign currency		310,769	255,354
NIFFI and Exchange Rate Differences		744,798	555,204
Subtotal		1,927,432	508,699
Other operating income	5.12	934,454	765,892
Result from exposure to changes in the purchasing power of the currency		(2,427,936)	(1,188,053)
Net operating income		433,950	86,538
Personnel expenses	5.13	(47,752)	(70,925)
Administration expenses	5.14	(373,555)	(552,872)
Depreciation and impairment of non-financial assets		(203,001)	(182,622)
Other operating expenses	5.15	(59,157)	(57,340)
Operating income		(249,515)	(777,221)
Profit of subsidiaries and associates	5.16	(4,037,045)	(3,019,539)
Income before taxes		(4,286,560)	(3,796,760)
Income tax	8	(101,015)	(137,936)
Net income for the year		(4,387,575)	(3,934,696)

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the financial year ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
NUMERATOR
Net income for the year attributable to owners of the parent company	(4,387,575)	(3,934,696)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	(4,387,575)	(3,934,696)

DENOMINATOR

Weighted average of ordinary shares	454,274	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	454,274	456,722

Basic Income per share	(9.66)	(8.62)
Diluted Income per share	(9.66)	(8.62)

The accompanying notes and schdules are an integral part of the separate separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE STATEMENT OF COMPREHENSIVE INCOME

For the financial year ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
Net income for the year	(4,387,575)	(3,934,696)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Gains or losses on equity instruments at fair value with changes in OCI (Points 5.7.5 of IFRS 9)	-	-
Profit for the year from equity instruments at fair value with changes in OCI	-	-
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(1,338,715)	(223,958)
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(1,338,715)	(223,958)
Total Other Comprehensive Income not to be reclassified to profit or loss	(1,338,715)	(223,958)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Translation difference of Financial Statements	61,052	789
Conversion difference for the year	61,052	789
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	(52,193)	(27,919)
Loss for the year from financial instrument at fair value through other comprehensive income	(77,674)	(42,379)
Income tax	25,481	14,460
Total Other Comprehensive Loss to be reclassified to profit or loss	8,859	(27,130)
Total Other Comprehensive Income	(1,329,856)	(251,088)
Total Comprehensive Income	(5,717,431)	(4,185,784)

The accompanying notes and schdules are an integral part of the separate separate financial statements.

.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	9,614,507	84,849,949	-	-	-	1,035,973	7,993,832	(5,873,015)	2,330,639	789	23,881	100,433,277
Withdrawals assets at fair value through other comprehensive income	-	-	-	-	-	-	-	-	(5,979)	5,979	-	-	-
Acquisition of own shares	(12,311)	(820,226)	-	12,311	820,226	(1,383,270)	-	-	-	-	-	-	(1,383,270)
Consideration of results approved by the General Meeting of Shareholders held on April 27, 2022:
Absorption of results	-	-	-	-	-	-	-	(2,337,529)	2,337,529	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	(491,860)	-	-	-	-	(491,860)
Net loss for the year	-	-	-	-	-	-	-	-	(4,387,575)	-	-	-	(4,387,575)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	(1,338,715)	61,052	(52,193)	(1,329,856)
Balance at December 31, 2022	444,411	8,794,281	84,849,949	12,311	820,226	(1,383,270)	1,035,973	5,164,443	(7,929,040)	997,903	61,841	(28,312)	92,840,716

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	9,614,507	84,849,949	-	-	9,368,075	2,554,597	-	166	106,844,016
Impact Adjustment IFRS 9 – See Note 1.2.4.c)	-	-	-	-	-	(1,276,800)	-	-	-	(1,276,800)
Balance at December 31, 2020	456,722	9,614,507	84,849,949	-	-	8,091,275	2,554,597	-	166	105,567,216
Distribution of results approved by the General Assembly of Shareholders held on April 27, 2021:
Constitution of reserves	-	-	-	1,035,973	7,993,832	(9,029,805)	-	-	-	-
Distribution of dividends	-	-	-	-	-	(1,002,619)	-	-	-	(1,002,619)
Reclassification of equity instruments	-	-	-	-	-	2,830	-	-	51,634	54,464
Net loss for the year	-	-	-	-	-	(3,934,696)	-	-		(3,934,696)
Other comprehensive income for the period	-	-	-	-	-		(223,958)	789	(27,919)	(251,088)
Balance at December 31, 2021	456,722	9,614,507	84,849,949	1,035,973	7,993,832	(5,873,015)	2,330,639	789	23,881	100,433,277

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CASH FLOW

For the financial years ended on December 31, 2022 and 2021

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the yearbefore Income Tax	(4,286,560)	(3,796,760)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	4,037,045	3,019,539
Depreciation and impairment	203,001	182,622
Exchange rate difference on gold and foreign currency	(310,769)	(255,354)
Interests from loans and other financing	(1,182,637)	(367)
Interest on deposits and financing received	3	46,872
Result from exposure to changes in the purchasing power of the currency	2,427,936	1,188,053
Net income from financial instruments at fair value through profit or loss	(440,075)	(345,885)

(Increases) / decreases from operating assets:
Other debt securities	158,086	1,582,621
Investments in Equity Instruments	-	(27,015)
Other assets	1,071,333	(213,420)

Increases / (decreases) from operating liabilities:
Other liabilities	(328,275)	(411,542)
Income Tax Payments	(48,962)	-

Net cash provided by / (used in) operating activities (A)	1,300,126	969,364

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of subsidiaries	(547,101)	(383,725)

Collections:
Sale of liability or equity instruments issued by other entities	-	159,452
Sales of subsidiaries	-	219,895
Sale of PPE, intangible assets and other assets	3,221	661

Net cash used in investing activities (B)	(543,880)	(3,717)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Purchase of liability or equity instruments issued by other entities	(371,199)	-
Dividends paid	(491,860)	(1,002,619)
Collections:
Repurchase of own shares	(1,383,270)	-
Dividends collected	2,174,585	2,451,474

Net cash used in financing activities (C)	(71,744)	1,448,855

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(1,094,224)	(475,778)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(409,722)	1,938,724
Cash and cash equivalents at the beginning of the year (Note 1.5)	1,892,959	411,562
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(1,022,943)	(457,327)
Cash and cash equivalents at the end of the year (Note 1.5)	460,294	1,892,959

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on March 13, 2023.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated financial statements have been prepared in accordance with the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the temporary exception of the application of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector and except as described in Note 1.1.4.c).

If IFRS 9 had been applied to debt instruments of the Non-Financial Public Sector, it would have registered in the Group's equity a net reduction of income tax of 178 million and 96 million as of December 31, 2022 and 2021, respectively.

1.2.	Preparation basis

These separate financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1, applying accounting policies and measurement criteria consistent with those applied for the preparation of the annual financial statements.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the year. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2022.

1.2.3.	Comparative information

The balances for the year ended December 31, 2021 disclosed in these financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of December 31, 2022.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group has applied inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2021 in order to record them in homogeneous currency.

Due to the application of point 5.5 of IFRS 9 in IUDÚ Compañía Financiera, explained in note 1.1.4 item II for the purpose of presenting the comparative information with that of the current period, the following has been carried out:

(i) retroactively restate the figures of the Statement of Financial Position as of December 31, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021, and

(ii) retroactively restate the figures of the Statement of Income, Statement of Other Comprehensive Income and Statement of Changes in Equity as of December 31, 2021 in order to present them as if the new accounting policies had been applied as of January 1, 2021.

(iii) Incorporate the effect of the application of point 5.5. of IFRS 9 for each year presented. See note 1.1.4 of the consolidated financial statements.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on December 31, 2022:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples,

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The International Accounting Standards Board (“IASB”) has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the IASB added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The IASB has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

The adoption of this new standard had no impact on the Group's financial statements.

(b)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

(c)	Impairment of value of financial assets

IUDÚ Compañía Financiera has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current year. Consequently, the adjustments to equity were made on January 1, 2021:

Provisions recorded in the Financial Statements as of 01/01/2021	(2,474,165)
Provisions in accordance with point 5.5 of IFRS 9 as of 01/01/2021	(4,176,543)
Variation ECL	(1,702,378)
Deferred tax	425,578
Adjustment to previous years	(1,276,800)

As of September 30, 2022, the Entity has opted for the application of the impairment of financial assets contained in point 5.5 of IFRS 9.

The Group evaluates with a prospective approach the expected credit losses (“PCE”) associated with financial assets measured at amortized cost or at fair value with changes in other comprehensive income, the exposure derived from loan commitments and financial guarantee contracts with the scope established by Communication "A" 6847 of the BCRA.

The most significant assumptions used to estimate PCE as of December 31, 2022 are set out below:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Parameter	Industry / Segment		Macroeconomic Indicator	Scenario 1	Scenario 2	Scenario 3
		Open Market	Exchange Rate	30.5%	19.4%	42.6%
			Private Sector Wage	74	81	66
		Income Payroll	Exchange Rate	30.5%	19.4%	42.6%
	Personal and Business Banking		Private Sector Wage	(9.0)%	2.3%	(19.0)%
			Exchange Rate	30.5%	19.4%	42.6%
Probability of Default		Senior Citizens	Private Sector Wage	74.4%	89.3%	59.6%
			Inflation Rate	91.0%	79.3%	103.4%
	Corporate Banking	All	Interest Rate	86.1%	77.5%	94.7%
			Monthly Economic Activity Estimator	144	150	138
			Private Sector Wage	(9.0)%	2.3%	(19.0)%
			Quantity of Private Sector Employment	74	81	66
	Digital Financial Services	IUDU	Loans	83%	91%	74%
		IUDU Automobile Loans	Monthly Economic Activity Estimator	144	150	138
			Exchange Rate	30.5%	19.4%	42.6%
	Supervielle Bank	All	Inflation Rate	91.0%	79.3%	103.4%
Loss Given Default		IUDU	Inflation Rate	91.0%	79.3%	103.4%
	Digital Financial Services		Interest Rate	86.1%	79.3%	94.7%
		IUDU Automobile Loans	Monthly Economic Activity Estimator	144.0	150.0	138.0
			Inflation Rate	91.0%	79.3%	103.4%

The weights assigned to each scenario as of December 31, 2022 are set forth below:

Base Scenario	60%
Optimistic scenario	20%
Pessimistic scenario	20%

The following sets forth changes that have not become in force as of December 31, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group evaluated that there will be no significant impact from the application of this standard..

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current year.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group evaluated that there will be no significant impact from the application of this standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative year presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative year for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group evaluated that there will be no impact from the application of this standard.

(d) Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

(e)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability

.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

Grupo Supervielle is currently evaluating the impact that this amendment may have on its consolidated financial statements.

1.3.Critical accounting pólices and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Fair value of derivatives and other isntruments

The fair value of  financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group assesses expected credit losses (PCE) on a prospective credit risk basis associated with financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables , as well as the commitments and guarantees granted that are not measured at fair value, with the exception of debt instruments of the Non-Financial Public Sector that are temporarily excluded from the provisions regarding the impairment of financial assets, contained in point 5.5 of the IFRS 9.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the probability that the client will enter a state of default and that losses will result). for the Entity). The explanation of the inputs, assumptions and estimation techniques used to measure ECLs is set forth in more detail in Note 1.2, including the key ECL sensitivities to changes in said elements.

It should be noted that, in applying the accounting requirements to measure PCE, significant judgments are necessary, such as:

●	determination of the criterion of significant increase in credit risk
●	establishment of the macroeconomic variables and relative weighting of the prospective scenarios for each portfolio segment and the associated PCE.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the years presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

1.4.	Foreign currency translation

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated  Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank.  Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”.

As of December 31, 2022 and 2021 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.5.	Cash and due from banks

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2022	12/31/2021	12/31/2020
Cash and due from banks	361,665	849,608	212,178
Other financial assets	98,629	1,043,351	199,384
Cash and cash equivalents	460,294	1,892,959	411,562

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2021	12/31/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	361,665	849,608	212,178
As per the Statement of Cash Flows	361,665	849,608	212,178
Other financial assets
As per Statement of Financial Position	352,995	2,312,005	934,490
Other financial assets not considered as cash equivalents	(254,366)	(1,268,654)	(735,106)
As per the Statement of Cash Flows	98,629	1,043,351	199,384
Other debt securities
As per Statement of Financial Position	2,194,789	807,840	2,209,957
Other debt securities not considered as cash equivalents	(2,194,789)	(807,840)	(2,209,957)

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	12/31/2021	12/31/2020	12/31/2019
As per the Statement of Cash Flows	-	-	-

1.6.Information by segment

The Group determines the operating segments based on the management reports that are reviewed by the Board of Directors and key management personnel, and updates them as they present changes.

The Group analyzes the business on a consolidated basis, thus identifying the operating segments mentioned in Note 3 to the consolidated financial statements.

1.7.Financial Instruments

Other financial assets and other deb securities

i)Financial assets at amortize cost

Financial assets shall be measured at amortized cost if:

(a)the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-Instruments held for trading

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

-Instruments specifically designated at fair value through profit or loss
-Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

iv)	Financial liabilities – Debt securities issued

Debt securities  issued by Group are measured at amortize cost.

v)	Investment in subsidiaries, associates and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest, and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company, and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded through the use of “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net indentifiable assets and contingent liabilities acquired in the initial investment in a subsiadiary and/or associateare initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recovereable. If so, the devaluation amount is calculated as the difference between the recovereable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.8.	Intangible Assets

a)Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(ii)       the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

Goodwill´s impairment test

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2022	12/31/2021
Supervielle Seguros S.A.	28,581	28,581
IUDU Compañía Financiera S.A.	-	35,072
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	5,482,250	5,482,250
Micro Lending S.A.U.	4,273,694	4,273,694
Supervielle Agente de Negociación S.A.U.	15,075	15,075
Dólar IOL S.A.	-	21,440
TOTAL	9,799,600	9,856,112

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

The discount rates used were 15% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2022	2023	2024	2025	2026	2027
Inflation (end of year)	95.0%	91.0%	60.6%	41.1%	35.6%	35.6%
Inflation (average)	72.4%	93.0%	73.3%	48.1%	37.6%	35.6%
Cost of funding (average)	53.2%	73.4%	52.4%	37.8%	33.2%	33.2%
Loan’s interest rate (average)	58.5%	87.7%	72.8%	52.8%	47.9%	47.9%

The goodwill values registered as of December 31, 2022 and 2021, have been tested as of the date of the financial statements. As of December 31, 2022, adjustments have been determined for impairment in the goodwill of IUDU Compañía Financiera S.A. and Dolar IOL S.A.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The sensitivity analysis of the cash-generating units to which the goodwill was assigned was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment loss on goodwill in the segment under these conditions.

b)Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements , intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

c)Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.9.	Property, plant and equipment

Lots and buildings were recorded at their revaluated values based on periodically appraisals; for which purpose independent appraisers were hired, net of the consequent building depreciation. A revaluation reserve is recognized in Other Comprehensive Income.

Any property, plant and equipment are recorded at their net historical cost of accrued depreciations and/or accrued devaluation losses, if any, except for real estate, for which the Group adopted the revaluation method. The cost includes expenses directly attributable to the acquisition or building of these ítems.

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of a property, plant and equipment within a range of estimates of their fair value and considering the currency in which transactions are carried out in the market. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the active value or are recognized as a separate asset, as appropriate, if and only if it is probable that they generate future economic benefits for the Entity, and their costs can be fairly measured. The book value of the asset that is being replaced is withdrwan, thus the new asset is amortized by the number of years of useful life left at the moment of the improvement.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The maintenance and reparations expenses are recognized in the consolidated income statement of the fiscal year in which they are incurred.

The depreciation is calculated utilizing the straight-line method, applying annual rates sufficient to extinguish the values of goods at the end of their estimated useful life. In the event that an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.

The following chart presents the useful life for each of the items forming part of the item property, plant and equipment:

Property, plant and equipment	Estimated Useful Life
Vehicles	5 Years

The residual value of the property, plant and equipment, useful lives and depreciation methods are reviewed and adjusted if necessary, at each fiscal year closing or when there are devaluation signs.

The book value of the property, plant and equipment is immediately reduced at its recoverable amount when the book amount is greater than the estimated recoverable amount.

1.10.	Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

1.11.	Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.26 as per Consolidated Financial Statements.

1.12.	Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services are recognized in the income statement in accordance with the performance obligations compliance.

1.13.Capital Stock

The accounts in this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Ordinary shares are classified in equity and are recorded at their nominal value.

As indicated in note 10 to the separate financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.14.	Profit and Loss Accounts

The income statements were expressed as mentioned in Note 1.1.2.

2.	FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2022 and 2021:

Financial Instruments as of 12/31/2022	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	2,194,789	-	-	2,194,789
- Other financial assets	352,995	-	-	352,995
Total Assets	2,547,784	-	-	2,547,784

Financial Instruments as of 12/31/2021	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	807,840	-	-	807,840
- Other financial assets	2,312,005	-	-	2,312,005
Total Assets	3,119,845	-	-	3,119,845

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the year ended December 31, 2022 and 2021:

Portfolio of instruments at 12/31/2022	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	2,194,789	-	-
Other financial assets	352,995	-	-
Total Assets	2,547,784	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Portfolio of instruments at 12/31/2021	FV Level 1	FV Level 2	FV Level 3
Assets
Other Debt securities	807,840	-	-
Other financial assets	2,312,005	-	-
Total Assets	3,119,845	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31,2022 and 2021:

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	361,665	361,665	361,665	-	-
Total Assests	361,665	361,665	361,665	-	-

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	849,608	849,608	849,608	-	-
Total Assests	849,608	849,608	849,608	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Financial Statements

As of December 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 12.31.2022	Book value at 12.31.2021
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	71,932,868	69,820,793	75,651,867
	IUDÚ Compañia Financiera S.A	Ord.	1	32,179,951	Financial Company	643,599	8,052,821	383,129	140,774
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	3,479,124	2,172,664	2,380,341
	Tarjeta Automática S.A.	Ord.	1	10,720,696	Credit Cards	80,029	406,422	31,381	17,993
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	1,278,954	1,215,006	1,274,864
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	266,481	201,314	688,939
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	2,867,221	2,726,869	2,901,712
	FF Fintech SUPV I	Ord.	-	304,743,797	Financial Trust	118,482	300,832	289,803	226,658
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	599,975	618,993	515,439
Invertir Online	InvertirOnline S.A.U	Ord.	100	2.438	Settlement and Clearing Agent	244	245,475	254,744	381,651
	Portal Integral de Inversiones S.A.U	Ord.	0,01	80,451,077	Representations	805	9,268
	IOL Holding S.A.	Ord.	1	30,177,500	Financial Company	84,490	101,434	102,151	98,603
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61.599	74,395	70,855	70,602
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent	55.027	354,608	354,607	454,067
	Dólar IOL S.A.U.	Ord.	3.000	1,500	Services and exchange agency	4.500	5,179	5,182	14,975
Total Investments in subsidiaries, associates and joint ventures								78,247,491	84,818,485

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	12/31/2022	12/31/2021

5.1 Cash and due from banks
Cash	-	8
Financial institutions and correspondents	361,665	849,600
	361,665	849,608

5.2 Other financial assets
Mutual funds investments	302,137	1,618,094
Debtors for cash operations to be settled	48,101	-
Other investments	-	693,911
Miscellaneous Debtors	2,757	-
	352,995	2,312,005
5.3 Other debt securities
Public securities	2,194,789	807,840
	2,194,789	807,840
5.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	69,820,793	75,651,867
IUDÚ Compañia Financiera S.A	383,129	140,774
Sofital S.A.F. e I.I.	2,172,664	2,380,341
Tarjeta Automática S.A.	31,381	17,993
Supervielle Asset Management S.A.	1,215,006	1,274,864
Espacio Cordial de Servicios S.A.	201,314	688,939
Supervielle Seguros S.A.	2,726,869	2,901,712
FF Fintech SUPV I	289,803	226,658
Micro Lending S.A.U	618,993	515,439
Invertir Online S.A.U e Portal Integral de Inversiones S.A.U.	254,744	381,651
Supervielle Broker de Seguros S.A.	70,855	70,602
Supervielle Agente de Negociación S.A.U.	354,607	454,067
Dólar IOL S.A.U.	5,182	14,975
IOL Holding S.A.	102,151	98,603
	78,247,491	84,818,485
5.5 Property. plant and equipment
Vehicles	-	3,543
	-	3,543
5.6 Intangible Assets
Goodwill – Businness combination	9,799,600	9,856,112
Relations with clients	1,465,045	1,594,314
Brand	588,045	588,045
Proprietary Software & Technology	-	16,898
	11,852,690	12,055,369
5.7 Other non-financial assets
Retirement insurance	97,815	109,433
Other non-financial assets	13,656	59,083
	111,471	168,516

5.8 Other non-financial liabilities
Compensation and social charges payable	6,188	8,595
Miscellaneous creditors	275,062	600,931
	281,250	609,526

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2022	12/31/2021
5.9. Interest income
Earned interests	341	367
Profit by government securities measure at amortized cost	981,989	-
Profit by Public Securities operations	200,307	-
	1,182,637	367

5.10. Interest income
Interest paid for overdraft	3	-
Holding Result - Public Securities valued at cost	-	46,872
	3	46,872

5.11. Net from financial instruments at fair value through profit or loss
Interest earned on Fixed Term Deposits	91,538	77,732
Holding Result - CIF	348,537	268,153
	440,075	345,885
5.12. Other operating income
Subsidiaries’ advisory fees	490,463	569,203
Royalties	3,047	3,420
Other income	-	748
Result per sale	371,199	48,401
Revaluation of retirement insurance contributions	53,025	59,660
Income from technology solutions	-	64,885
Foreign source commissions	16,720	19,575
	934,454	765,892
5.13. Personnel expenses
Personnel expenses		47,752	70,925
		47,752	70,925
5.15. Administration expenses
Bank expenses		520	1,028
Professional fees		113,528	100,817
Fees to directors and syndics		187,352	369,883
Taxes. rates and contributions		21,025	14,439
Insurance		209	576
Expenses and office services		7,888	14,772
Other expenses		43,033	51,357
		373,555	552,872
5.15. Other operating expenses
Turnover tax from Service Activities		24,676	31,876
Turnover tax from Financial Activities		29,118	16,621
Tax Bs. Personal Shares and Participations Soc		5,348	8,828
Cmpensatory interest		15	15
		59,157	57,340
5.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A		(4,398,413)	(1,809,341)
Results from equity investment in IUDÚ Compañía Financiera S.A.		(180,336)	(2,418,153)
Results from equity investment in Tarjeta Automática S.A.		(357,811)	(574,860)
Results from equity investment in Supervielle Asset Management S.A.		894,340	981,417
Results from equity investment in Espacio Cordial de Servicios S.A.		(490,485)	(58,644)
Results from equity investment in Supervielle Seguros S.A.		831,879	1,037,451
Results from equity investment in Sofital S.A.F. e I.I.		(203,786)	38,608
Results from equity investment in Micro Lending S.A.U.		103,554	122,046
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.		(214,281)	(93,625)
Results from equity investment in FF Fintech S.A.		59,885	(125,106)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.		253	(38,972)
Results from equity investment in Bolsillo Digital S.A.U.		-	(70,026)
Results from equity investment in Supervielle Agente de Negociación S.A.U.		19,231	2,729
Results from equity investment in Dólar IOL S.A.U.		(9,795)	(9,461)

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

12/31/2022	12/31/2021
Results from equity investment in IOL Holding S.A.	(91,280)	(3,602)
	(4,037,045)	(3,019,539)

6.	RESTRICTED ASSETS

As of December 31, 2022 and 2021, the Group does not hold restricted assets,

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of  December 31, 2022 and 2021, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2022	12/31/2021	12/31/2022	12/31/2021
Banco Supervielle S.A. (1)	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	87.50%	99.91%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/22 and 12/31/21

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same date, increasing

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

As resolved by the Board of Directors on September 28, 2021, Banco Supervielle S.A. subscribed and paid in 28,174,544 ordinary book-entry shares of $1 par value and with the right to 1 vote per share of Play Digital S.A. As of December 31, 2021, the participation of Banco Supervielle S.A. at Play Digital S.A. amounts to 3.51% of the share capital and votes.

As resolved by the Board of Directors on August 2, 2021, on August 23, 2021 Grupo Supervielle S.A. acquired 95% of the shares of IOL Holding S.A., a company based in the Oriental Republic of Uruguay whose objective is to nuclear shareholdings in other companies dedicated to providing stock market services at the regional level.

In accordance with the resolutions of the Board of Directors dated November 24, 2021, Grupo Supervielle S.A. made an irrevocable capital contribution to IUDU Compañía Financiera S.A of $25,000,000 through the issuance of 1,605,985 ordinary, registered, non-endorsable shares with a nominal value of $1 each and with the right to 1 vote per share, with a premium of issuance of $14.5667734 per share.

In accordance with the resolutions of the Board of Directors dated November 29, 2021, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 500,000 to be applied to working capital and investments, in line with what was considered by the Board of Directors at its meeting on August 2, 2021.

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera S.A of $25,000,000 through the issuance of 1,762,666 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share , with an issue premium of $13.18306021 per share.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share).

In accordance with the resolutions of the Board of Directors dated March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $9.98173543 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolution of the Board of Directors dated February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. has made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000 each, increasing the capital stock in the amount of $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issuance premium of $3,42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13.40%. As a consequence of this transaction, Grupo Supervielle S.A. recorded a profit of 236,118 thousand pesos in its separate financial statements.

In accordance with the resolutions of the Board of Directors dated June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $50,000,000 and $950,000.00 respectively, increasing the capital stock in the amount of $103,701,474 through the issuance of 103,701,474 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.64306455 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. has made an irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000 increasing the capital stock in the amount of $56,480,492 through the issuance of 56,480,492 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with a premium issue of $3,426307 per share. From said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments. Said contributions will be capitalized in the next Assembly to be held.

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution to InvertirOnline S.A.U of $70,165,000 through the issuance of 38 common, registered, non-endorsable shares with a nominal value of $100 each and with the right to 5 votes per share, with an issue premium of $1,846 .347.37 per share

In accordance with the resolutions of the Board of Directors dated August 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $37,500,000 and $712,500.00 respectively, increasing the capital stock in the amount of $82,428,856 through the issuance of 82,428,856 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions will be capitalized in the next Assembly to be held.

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered common shares of $1 par value each and with the right to 1 vote per share.

The following describes Controlled Companies’ shareholders’ equity and results:

As of December 31, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	674,458,424	602,116,970	71,932,868	(4,740,190)
IUDÚ compañía Financiera S.A(1)	13,715,996	5,663,175	8,017,255	(3,260,326)
Tarjeta Automática S.A.	796,071	389,649	406,422	(492,228)
Supervielle Asset Management S.A.	1,697,682	418,728	1,278,954	1,002,152
Sofital S.A. F. e I.I.	3,487,492	8,368	3,479,124	(68,863)
Espacio Cordial de Servicios S.A.	886,466	619,985	266,481	(546,443)
Micro Lending S.A.U.	910,206	310,231	599,975	90,866
Portal Integral de Inversiones S.A.U.	24,647	15,379	9,268	(38,395)
InvertirOnline S.A.U.	13,713,551	13,468,076	245,475	(174,968)
IOL Holding S.A.	102,124	690	101,434	(23,554)
Supervielle Seguros S.A. (2)	5,267,335	2,400,114	2,867,221	584,735
Supervielle Productores Asesores de Seguros S.A.	201,406	127,011	74,395	265
Bolsillo Digital S.A.U.	225,703	202,534	23,169	(205,324)
Supervielle Agente de Negociación S.A.U.	432,940	78,332	354,608	26,409
Dólar IOL S.A.U.	5,837	658	5,179	(9,796)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for six months.

As of December 31, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	735,627,182	657,472,849	78,013,145	(3,989,623)
IUDÚ Compañia Financiera S.A	33,161,091	30,337,357	2,823,734	(5,443,161)
Tarjeta Automática S.A.	882,215	861,652	20,563	(656,987)
Supervielle Asset Management S.A.	1,974,610	632,651	1,341,959	1,065,157
Sofital S.A. F. e I.I.	3,655,451	3,413	3,652,038	(43,711)
Espacio Cordial de Servicios S.A.	1,208,725	395,800	812,925	(64,642)
Micro Lending S.A.U.	772,110	263,000	509,110	120,340
Portal Integral de Inversiones S.A.U.	78,648	30,985	47,663	(8,386)
InvertirOnline S.A.U.	17,623,898	17,290,828	333,070	(87,740)
IOL Holding S.A.	98,263	413	97,850	(489)
Supervielle Seguros S.A. (2)	6,369,367	3,288,279	3,081,088	522,750
Supervielle Productores Asesores de Seguros S.A.	243,640	169,510	74,130	(40,920)
Bolsillo Digital S.A.U.	343,483	165,622	177,861	(121,835)
Supervielle Agente de Negociación S.A.U.	482,510	28,443	454,067	2,652
Dólar IOL S.A.U.	17,828	2,852	14,976	(9,460)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for six months.

As of  December 31,2022 and 2021, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	12/31/2022	12/31/2021

Cash and due from banks
Banco Supervielle S.A.	1,014	5,488
InvertirOnline S.A.U. Cta. Cte.	39	754
	1,053	6,242

Other debt securities
Fixed term - IUDU Financial Company	-	693,911
	-	693,911
Other financial assets
Espacio Cordial Servicios S.A.	157	-
IUDÚ Compañía Financiera S.A.	2,599	-
	2,756	-
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	117	130
	117	130

As of December 31, 2022 and 2021, results with Grupo Supervielle S.A‘s controlled are as follows:

	12/31/2022	12/31/2021
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	4	6
Interests from current accounts – IUDÚ	170	-
Interest on paid account– IOL	110	362
	284	368

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Other operating income
Banco Supervielle S.A.	450,225	522,528
Sofital S.A.F. e I.I.	369	422
Supervielle Asset Management S.A.	3,640	4,218
Tarjeta Automática S.A.	1,073	1,237
IUDÚ Compañía Financiera S.A.	36,023	41,810
Espacio Cordial de Servicios S.A.	2,180	2,408
	493,510	572,623
Administrative expenses
Bank expenses – Banco Supervielle S.A.	111	275
Rent – Banco Supervielle S.A.	4,643	9,642
Legal and accounting consultancy services	1,006	1,692
Fees for market operations - InvertirOnline S.A.U.	1,984	222
Fees for market operations - SAN	1,394	-
	9,138	11,831

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	91,538	77,732
	91,538	77,732

8.	Income tax – Deferred tax

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1, 2021, inclusive.

The new Tax rates are:

• Up to $5,000,000 of the accumulated taxable net profit: they will pay a tax of 25%;

• More than $5,000,000 and up to $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $1,250,000 plus a tax 30% rate on the excess of $5,000,000.

• More than $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $14,750,000 plus a tax 35% rate on the excess of $50,000,000.

The amounts provided above will be adjusted annually as of January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October year prior to the adjustment, with respect to the same month of the previous year.

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3 year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. Subsequently, and for the years beginning on or after.

January 1, 2021, the allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal year the Group has computed the entire inflation adjustment calculated for this year.

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal year 2020 considering the total effect of the inflation adjustment.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

The following is a reconciliation between the income tax charged to income as of December 31, 2022 and 2021, and that which would result from applying the current tax rate on the accounting profit

	12/31/2022	12/31/2021
Income before taxes	(4.286.560)	(3.796.760)
Tax rate	34.12%	30.87%
Income for the year at tax rate	(1,462,607)	(1,172,084)
Permanent differences at tax rate:
- Results from associates and joint ventures	1,377,471	932,151
- Results not taxed	(88,676)	66,808
- Result from exposure to changes in the purchasing power of the currency	253,124	296,564
- Deferred corrections	(7,134)	8,317
- Other movements	28,837	6,180
Income tax	101,015	137,936
Variation of deferred tax	112,536	(140,658)
Others	(51,230)	42,769
Income tax payable	162,321	40,047

The evolution of the balance of the deferred tax asset is as follows:

Items	Deferred tax assets	Deferred tax liability	Net Position
Balance at the beginning of the year	161,161	(158,425)	2,736
exercise movements	(99,426)	237,440	138,015
Balance at the end of the year	61,735	79,015	140,751

9.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2022 is as follows:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	352,995	38,109	-	281,250	139,886
2nd. Quarter	-	24,454	-	-	-
3rd. Quarter	-	24,454	-	-	-
4th. Quarter	-	24,454	-	-	-
Over a year	-	-	140,751	-	-
Subtotal to mature:	352,995	111,471	140,751	281,250	139,886
Matured term
Total	352,995	111,471	140,751	281,250	139,886
At fixed rate
At floating rate	302,137	-	-	-	-
Not accrue interest	50,858	111,471	140,751	281,250	139,886
Total	352,995	111,471	140,751	281,250	139,886

10.	CAPITAL STOCK

As of  December 31, 2022 and 2021, the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2022	444,411
Capital stock as of 12/31/2021	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

On September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of December 31, 2022, Grupo Supervielle has acquired 9,353,691 Class B Shares in ByMA and 591,384 ADRs (equivalent to 2,956,920 shares) in NYSE, for a total of 12,310,611 shares. After the end of the fiscal year, it has acquired 1,739,881 Class B Shares in ByMA, having acquired as of the date of issuance of these financial statements, a total of 11,093,572 Class B Shares in ByMA and 591,384 ADRs in NYSE reaching an execution of 86.3% of the program and 3.076% of the capital stock.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

11.	FINANCIAL RISK FACTORS

Financial Policies Supervielle Group

The management of financial risks in Grupo Supervielle at the individual level is governed by the guidelines established in the Financial Policies. These policies stipulate guidelines to be followed and monitoring metrics for the management of liquidity, indebtedness and tolerable level of risk in the investments made.

Liquidity

The purpose of the Liquidity Policy is to ensure the availability of funds to meet liabilities, including moments of high levels of stress. Grupo Supervielle, at an individual level, must have, at all times, a sufficient level of liquidity to meet the liabilities due in the following 90 days. Any outflow of funds including debt, taxes, payment of dividends and the operating result (income less expenses) when the latter is negative are considered liabilities.

Investments

The purpose of the Investment Policy is to manage the potential profitability of investments within previously approved risk limits, complying with current regulations.

The investments will especially attend criteria of reasonable prudence considering:

a)  The nature of the obligations and the currency in which they were assumed.

b)  The terms in which they must become enforceable.

c)   Diversification of the asset portfolio.

d)  The approval of the issuers by the Credit Department of Banco Supervielle.

Investments in financial assets whose issuing agents may represent a risk of money laundering and/or financing of terrorism will not be allowed. As an example, we indicate the case of securities and negotiable obligations representing the capital of companies or issued by legal entities incorporated in the so-called tax havens or in countries that have been declared non-collaborating in compliance with the regulations issued by the Group of International Financial Action (FATF).

House Limits Risk National Treasure

It is interpreted as a prudent measure in terms of risk management, seeking the diversification of the investment portfolio, the establishment of limits to direct exposure with the National Public Sector.

The risk appetite in this matter is established as a percentage of the direct exposure with the National Public Sector against the Liquid Net Equity of Grupo Supervielle, which includes investments in mutual funds, Public Securities, fixed terms in IUDÚ Compañía Financiera and/or or Bco. Supervielle, USD at Banco Supervielle and abroad.

Short and Long Term Needs

It is worth making a special clarification regarding the management of investments in Grupo Supervielle. The Treasury and Investor Relations Management of Grupo Supervielle annually prepares the cash flow in which the fund needs are established to cover the operating expenses of the holding company, the capital contributions to its subsidiaries and eventual investments for acquisitions, the payment of dividends to its shareholders as proposed by the company's Board of Directors and approved by the Shareholders' Meeting, and the income it will receive as dividends from its subsidiaries and management fees throughout the year. This cash flow is periodically reviewed and adjusted based on changes that may arise in the day-to-day business. The funds to cover the operating needs of the holding company to be met in a period of less than 90 days ("Short-Term Needs") are invested at the discretion of the Treasury and Investor Relations Management, which evaluates and monitors that the investments are carried out with the criteria of a good businessman, seeking a return within the risk parameters established for this type of investment, which are defined below. The funds in excess of the operating needs (“Long-term cash”) of the holding company are reported to the ALCO Committee, which establishes the way in which that liquidity will be invested and communicates the decision to the Treasury and Investor Relations Management. to proceed with the investment.

Investments made to cover Short-Term Needs must be made in the following financial instruments:

a)  Fixed Terms

b)  US dollars to cover operational needs in that currency

c)  Currency futures

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

d)  Purchase / Sale of a specific representative debt title by the Government of the Argentine Republic of any series or value (the “Title”) to be settled in pesos or dollars in the local or New York market.

e)  Mutual Funds with a low to moderate risk profile, in accordance with the provisions of the Management Company of the Common Investment Fund, whose underlying assets are limited to the instruments listed here for direct investment.

Long-term availabilities will be invested in accordance with the powers established for the ALCO Committee.

VaR limits

The central objective that governs the establishment of limits on exposure to risk (VaR) is to prevent potential losses from affecting their usual liquidity needs, fundamentally those associated with the payment of dividends, expenses and some minor investments that may arise or eventual contributions capital to subsidiaries for growth. Bearing this in mind, the risk appetite must be conservative and the VaR limit must be expressed as a percentage of the trading portfolio under analysis, always considering the protection of the aforementioned liquidity needs.

Stop Loss y Stop Gain

The losses accumulated throughout the month, once the amount equivalent to 50% of the applicable VaR has been exceeded, constitute a warning factor that warrants immediate communication to the members of the ALCO Committee, an area in which the situation will be evaluated and They will determine the corrective measures to be adopted if they are considered necessary.

In the same way, a monthly stop gain is established. The level of accumulated profits that triggers the stop gain is established at an amount equivalent to 60% of the VaR in absolute values established for each of these investment portfolios. Once the established amount is exceeded, immediate communication must be provided to the members of the ALCO Committee, in which the situation will be evaluated and the measures to be adopted will be determined if they are considered necessary.

Indebtedness

The Indebtedness Policy aims to ensure the continuity of Grupo Supervielle in times of high levels of stress.

All payable liabilities are included, except commercial debts, for taxes, with employees and other sundry debts (for example, directors' fees to be paid, dividends to be paid, among others).

For Grupo Supervielle, the level of indebtedness must be equal to zero, except for specific situations where the decision to take on indebtedness must have the agreement and approval of the Board of Directors. Futures operations are not considered indebtedness for the purposes of controlling this condition.

12.	SUBSEQUENT EVENTS

On March 1, 2023 Banco Supervielle S.A. and Dorinka S.R.L decided by mutual agreement to terminate the financial services contract that their consumer financing company, IUDU Compañía Financiera, had entered into with Dorinka on August 24, 2021, by which IUDU would offer its financial products and services through of Dorinka's points of sale. This decision is in line with the Bank's strategy of focusing on profitability and having less exposure to the consumer financing segment.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 12/31/2022	Balance at 12/31/2021
Argentine
Measured at fair value with changes in OCI
Argentine National Bonus TV22	-	807,840
National Treasury bill in pesos adj.CER X19Y3	2,194,789	-
Total other debt securities	2,194,789	807,840
Total	2,194,789	807,840

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the year	At the end of the year	12/31/2022	12/31/2021
Vehicles	9,662	-	(9,662)	-	(6,119)		6,441	(322)	-	-	3,543
Total	9,662	-	(9,662)	-	(6,119)		6,441	(322)	-	-	3,543

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the year	12/31/2022	12/31/2021
Goodwill	9,856,112	-	(56,512)	9,799,600	-		-	-	-	9,799,600	9,856,112
Relations with clients	2,068,299	-	-	2,068,299	(473,985)		-	(129,269)	(603,254)	1,465,045	1,594,314
Brand	588,045	-	-	588,045	-		-	-	-	588,045	588,045
Proprietary Software & Technology	202,774	-	-	202,774	(185,876)		-	(16,898)	(202,774)	-	16,898
Total	12,715,230	-	(56,512)	12,658,718	(659,861)		-	(146,167)	(806,028)	11,852,690	12,055,369

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 12/31/2022	As of 12/3|/2022 (per currency)	As of 12/31/2021
			Dollar
ASSETS
Cash and Due from Banks	360,641	360,641	360,641	845,285
Other financial assets	203,509	203,509	203,509	574,743
Other non-financial assets	97,815	97,815	97,815	109,434
TOTAL ASSETS	661,965	661,965	661,965	1,529,462

LIABILITIES
Other non-financial liabilities	203,509	203,509	203,509	574,743
TOTAL LIABILITIES	203,509	203,509	203,509	574,743

NET POSITION	458,456	458,456	458,456	954,719

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF December 31, 2022

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result for the year ended December 31, 2022, shows a loss of 4,387,575, which represents a negative average return on equity of 4.5%. Said result originated mainly from the results of our investments in companies.

On April 27, 2022 the Annual Ordinary Shareholders' Meeting held approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for 491,860.

Grupo Supervielle S.A. is the parent company of the economic group and As of  December 30,2022 and 2021, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		12/31/2022	12/31/2021
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.91%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of december 31, 2022

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle is a public limited company incorporated in the Argentine Republic in 1979 that operates as a financial services holding company and lists and trades its shares since May 19, 2016 on the Argentine Stock Exchanges and Markets (BYMA) and on the Argentine Stock Exchange. New York (NYSE).

Grupo Supervielle has a history of more than 130 years in Argentina providing financial and non-financial services to its clients. Focused on transforming and facilitating your experiences, it offers agile solutions and adapts to permanent changes. Grupo Supervielle brings together multiple platforms and brands such as Banco Supervielle S.A., the 8th largest private bank in Argentina in terms of loans and the 11th largest by adding public banks; IUDÚ Compañía Financiera, a comprehensive financial services company with a growing digital offering; Tarjeta Automática S.A., a distribution network for consumer financing mainly in the south of Argentina; Micro Lending (MILA), a company specialized in the financing of pledge loans for the purchase of automobiles; Espacio Cordial de Servicios, a marketer of retail products, assistance/services and tourism; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker; Supervielle Asset Management, a mutual fund management company; IOL Invertironline, a broker specializing in online trading; Supervielle Agente de Negociación S.A.U., a trading agent aimed at institutional and corporate clients; Bolsillo Digital SA, a company that provides payment solutions to retailers with Mobile POS and mobile wallet products through its Boldi brand. Thus, it forms a diverse ecosystem with a shared vision where the centrality of the client and digital transformation constitute its backbone. Finally, the portfolio of companies of the holding company is completed by a company whose main activity is holding shares in the same companies of Grupo Supervielle, Sofital S.A.F.e I.I.

Grupo Supervielle is accelerating transformation initiatives in all its service channels, moving towards omnichannel. This includes the development of a modern technological architecture, the evolution of its bank branch model and the incorporation of APIs to connect with third parties and prepare for Open Banking, while advancing in improving the customer experience.

As of December 31, 2021, Grupo Supervielle's infrastructure is supported by a strategic national presence through 298 access points, including 184 bank branches, 10 bank sales and collection centers, 79 IUDÚ Compañía Financiera sales points, 20 Tarjeta Automática branches, 5 Mila branches (in addition to its network of more than 500 related concessionaire agencies), 450 ATMs, 230 self-service terminals and 298 Supervielle ATMs with integrated biometrics and without the use of a password or card. Likewise, Grupo Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through its digital attacker platforms to clients located throughout the country.

As of December 31, 2022, Banco Supervielle S.A. It has assets of 674,458,424 and net worth attributable to the owners of the parent company of 71,932,868. The net result attributable to the owners of the parent company as of December 31, 2022 was negative 4,740,190, which originated mainly from the financial margin and the service margin.

IUDÚ Financial Company S.A. is a financial services company subject to the regulations of the Central Bank of the Argentine Republic, whose main business is the granting of credit cards and loans and the sale of insurance within Wal-Mart Argentina stores. The net result attributable to the owners of the parent as of December 31, 2022 showed a loss attributable to the owners of the parent of 3,260,326. The extraordinary meeting of IUDÚ Compañía Financiera S.A. held on November 2, 2020, resolved, among other things, to amend the bylaws including the modification of the name of the Company to "IUDÚ Compañía Financiera S.A.". By Resolution No. 3/2021 of the B.C.R.A., no objections were made to the aforementioned change of corporate name. On April 19, 2021, said change was registered with the General Inspectorate of Justice.

Brief description of the Group companies

Automatic Card S.A. Its main activity is granting consumer loans. The net result as of December 31, 2022 showed a loss of 492,228. Since November 2012, Tarjeta Automática has begun to market credit cards, personal loans, and insurance on behalf of and to the order of IUDÚ Compañía Financiera S.A., charging a monthly commission for it.

Supervielle Asset Management S.A. is a Mutual Investment Fund Management Company whose purpose is the promotion, direction and administration of mutual funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory standard that contemplates said activity. The net result as of December 31, 2022 showed a profit of 1,002,151.

Sofital S.A.F. and I.I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of December 31, 2022, showed a loss of 68,863.

Espacio Cordial de Servicios S.A., is a company whose purpose is the commercialization of all kinds of goods and services related to insurance activities, tourism, health plans and/or services, and other goods and services. The net result as of December 31, 2022, showed a loss of 546,443.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 2,867,221 and assets of 5,267,335. As of December 31, 2022, it obtained a positive result of 584,735.

Micro Lending S.A.U., specializes in the financing of pledge loans, particularly used cars. As of December 31, 2022, it presented a profit of 90,866.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leadership position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. As of December 31, 2022, InvertirOnline S.A.U obtained a loss of 174,968 and Portal Integral de Inversiones S.A.U. obtained negative results of 38,395.

Bolsillo Digital S.A.U. is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of December 31, 2022, it presented a negative result of 205,324.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own account or that of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of December 31, 2022, it presented a positive result of 26,409.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, patrimonial and pension insurance contracts, advising insured and insurable. As of December 31, 2022, it presented a profit of 265.

Dolar IOL S.A.U. is a company that provides house services and exchange agency. As of December 31, 2022, it obtained a negative result of 9,796.

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of December 31, 2022, it obtained a negative result of 23,554.

Grupo Supervielle S.A.

Informative Review as of December 31, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	697,436,116	760,516,343	734,821,681	598,127,261
Total Liabilities	604,521,759	660,003,275	627,892,287	501,224,558
Changes in Shareholders’ Equity	92,914,357	100,513,068	106,929,394	96,902,703
Total Liabilities plus Changes in Shareholders’ Equity	697,436,116	760,516,343	734,821,681	598,127,261

Income Statement	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Net income from interest	87,400,660	83,607,112	106,071,464	39,552,845
Net income from commissions	24,142,285	26,990,599	28,277,289	30,342,936
Net income before income tax	(7,630,915)	(3,072,370)	12,200,085	(11,016,197)
Total comprehensive income attributable to owners of the parent company - Earnings	(5,717,431)	(4,131,320)	11,576,928	(11,395,863)

Consolidated Cash Flow Statement	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total operating activities	1,557,004	16,553,973	29,515,251	(108,015,445)
Total investment activities	(7,035,494)	(9,378,675)	(12,708,432)	(4,659,059)
Total financing activities	(12,572,458)	(24,472,681)	(41,832,522)	(59,443,107)
Effect of changes in exchange rate	15,549,289	21,182,288	66,756,758	13,446,979
Net increase in cash and cash equivalents	(2,501,659)	3,884,905	41,731,055	(158,670,633)

Grupo Supervielle S,A,

Informative Review as of December 31, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	9.90%	15.40%	22.09%	31.45%
- Cash and cash equivalents (1)	54,194,651	86,550,350	116,041,063	112,050,984
- Deposits	547,516,934	561,896,707	525,249,181	356,287,286

Solvency	15.37%	15.23%	17.03%	19.33%
- Shareholders Equity	92,914,357	100,513,068	106,929,394	96,902,703
- Total Liabilities	604,521,759	660,003,275	627,892,287	501,224,558

Immobilization of Capital	10.76%	9.47%	9.78%	10.08%
-Immobilized Assets (2)	75,022,526	71,997,979	71,874,393	60,288,283
-Total Assets	697,436,116	760,516,343	734,821,681	598,127,261

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S,A,

informative review as of December 31, 2022

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions, Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A., therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020. However, IUDU Compañia Financiera S.A. has requested authorization from the BCRA to advance the application of point 5.5 of IFRS 9 to the current year, in accordance with what is mentioned in note 1.1.4 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S,A,’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 80,5% of Grupo Supervielle S,A,’s assets, being the main assets of the Group,
•	95,60% of Grupo Supervielle S,A,’s incomes come from its equity investments in financial entities’ and insurance company results,
•

Grupo Supervielle S,A, holds 99,90% direct and indirect stock investments in Banco Supervielle S,A, a 99,90% of IUDÚ Compañia Financiera S,A, and a 100% of Supervielle Seguros S,A,, resulting in the Group’s control in those entities,

Perspectives

For the year 2023, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S,A,

Date: June 2, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer